FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE AND SUBSIDIARIES

Index

I.                Interim Condensed Consolidated Statements of Financial Position

II.           Interim Condensed Consolidated Statements of Comprehensive Income for the Period

III.      Interim Condensed Consolidated Statements of Other Comprehensive Income for the Period

IV.       Interim Condensed Consolidated Statements of Changes in Equity

V.            Interim Condensed Consolidated Statements of Cash Flows

VI.       Notes to the Interim Condensed Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended June 30, 2014 and December 31, 2013

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June 2014	December 2013
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	732,161	873,308
Transactions in the course of collection	7	390,327	374,471
Financial assets held-for-trading	8	418,422	393,134
Cash collateral on securities borrowed and reverse repurchase agreements	9	32,876	82,422
Derivative instruments	10	548,173	374,688
Loans and advances to banks	11	750,620	1,062,056
Loans to customers, net	12	20,391,984	20,389,033
Financial assets available-for-sale	13	1,489,507	1,673,704
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	23,996	16,670
Intangible assets	15	27,948	29,671
Property and equipment	16	202,265	197,578
Current tax assets	17	2,719	3,202
Deferred tax assets	17	156,659	145,904
Other assets	18	293,145	318,029
TOTAL ASSETS		25,460,802	25,933,870
LIABILITIES
Current accounts and other demand deposits	19	6,141,163	5,984,332
Transactions in the course of payment	7	185,143	126,343
Cash collateral on securities lent and repurchase agreements	9	225,148	256,766
Savings accounts and time deposits	20	9,522,184	10,402,725
Derivative instruments	10	581,142	445,132
Borrowings from financial institutions	21	727,759	989,465
Debt issued	22	4,850,192	4,366,960
Other financial obligations	23	194,135	210,926
Current tax liabilities	17	7,857	10,333
Deferred tax liabilities	17	36,598	36,569
Provisions	24	400,934	551,898
Other liabilities	25	207,844	268,105
TOTAL LIABILITIES		23,080,099	23,649,554

EQUITY	27
Attributable to Bank’s Owners:
Capital		1,944,920	1,849,351
Reserves		263,553	213,636
Other comprehensive income		15,905	15,928
Retained earnings:
Retained earnings from previous periods		16,379	16,379
Income for the period		304,229	513,602
Less:
Provision for minimum dividends		(164,285)	(324,582)
Subtotal		2,380,701	2,284,314
Non-controlling interests		2	2

TOTAL EQUITY		2,380,703	2,284,316
TOTAL LIABILITIES AND EQUITY		25,460,802	25,933,870

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the six-month ended June 30, 2014 and 2013

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June 2014	June 2013
	Notes	MCh$	MCh$
A. CONSOLIDATED STATEMENT OF INCOME

Interest revenue	28	1,042,883	781,304
Interest expense	28	(425,529)	(293,754)
Net interest income		617,354	487,550

Income from fees and commissions	29	190,598	192,332
Expenses from fees and commissions	29	(56,236)	(48,438)
Net fees and commission income		134,362	143,894

Net financial operating income	30	27,168	(2,265)
Foreign exchange transactions, net	31	30,554	41,980
Other operating income	36	10,466	12,121
Total operating revenues		819,904	683,280

Provisions for loan losses	32	(148,707)	(103,761)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		671,197	579,519

Personnel expenses	33	(169,680)	(155,801)
Administrative expenses	34	(127,151)	(121,176)
Depreciation and amortization	35	(12,962)	(14,291)
Impairment	35	(208)	(9)
Other operating expenses	37	(20,137)	(8,473)

TOTAL OPERATING EXPENSES		(330,138)	(299,750)

NET OPERATING INCOME		341,059	279,769

Income attributable to associates	14	1,180	1,591
Income before income tax		342,239	281,360

Income tax	17	(38,009)	(38,026)

NET INCOME FOR THE PERIOD		304,230	243,334

Attributable to:
Bank’s Owners		304,229	243,334
Non-controlling interests		1	—

Net income per share attributable to Bank’s Owners:		$	$
Basic net income per share	27	3.27	2.62
Diluted net income per share	27	3.27	2.62

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the six-month ended June 30, 2014 and 2013

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June 2014	June 2013
	Notes	MCh$	MCh$

NET INCOME FOR THE YEAR

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	13	4,587	7,228
Gains and losses on derivatives held as cash flow hedges	10	(4,672)	(16,224)
Cumulative translation adjustment		44	45
Subtotal Other comprehensive income before income taxes		(41)	(8,951)

Income tax		18	1,799

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(23)	(7,152)

Other comprehensive income that will not be reclassified subsequently to profit or loss

Loss in defined benefit plans		—	—

Subtotal other comprehensive income before income taxes		—	—

Income taxes		—	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		—	—

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		304,207	236,182

Attributable to:
Equity holders of the parent		304,206	236,182
Non-controlling interest		1	—

Comprehensive net income per share from continued operations attributable to equity holders of the parent:		$	$
Basic net income per share		3.26	2.54
Diluted net income per share		3.26	2.54

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month ended June 30, 2014 and 2013

(Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2012		1,629,078	30,496	145,318	17,995	1,034	(94)	16,379	467,610	(300,759)	2,007,057	2	2,007,059
Capitalization of retained earnings	27	86,202	—	—	—	—	—	—	(86,202)	—	—	—	—
Income distribution		—	1,760	—	—	—	—	—	(1,760)	—	—	—	—
Retention (released) earnings	27	—	—	36,193	—	—	—	—	(36,193)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(343,455)	300,759	(42,696)	(1)	(42,697)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	45	—	—	—	45	—	45
Cash flow hedge adjustment, net		—	—	—	—	(12,979)	—	—	—	—	(12,979)	—	(12,979)
Valuation adjustment on available-for-sale instruments, net		—	—	—	5,782	—	—	—	—	—	5,782	—	5,782
Subscribed and paid shares		134,071	—	—	—	—	—	—	—	—	134,071	—	134,071
Income for the period 2013		—	—	—	—	—	—	—	243,334	—	243,334	—	243,334
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(167,418)	(167,418)	—	(167,418)
Balances as of June 30, 2013		1,849,351	32,256	181,511	23,777	(11,945)	(49)	16,379	243,334	(167,418)	2,167,196	1	2,167,197
Defined benefit plans adjustment		—	(133)	—	—	—	—	—	—	—	(133)	—	(133)
Equity adjustment associates		—	2	—	—	—	—	—	—	—	2	—	2
Dividends distributions and paid		—	—	—	—	—	—	—	—	—	—	1	1
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	26	—	—	—	26	—	26
Cash flow hedge adjustment, net		—	—	—	—	(1,476)	—	—	—	—	(1,476)	—	(1,476)
Valuation adjustment on available-for-sale instruments, net		—	—	—	5,595	—	—	—	—	—	5,595	—	5,595
Income for the period 2013		—	—	—	—	—	—	—	270,268	—	270,268	—	270,268
Provision for minimum dividends		—	—	—	—	—	—	—	—	(157,164)	(157,164)	—	(157,164)
Balances as of December 31, 2013		1,849,351	32,125	181,511	29,372	(13,421)	(23)	16,379	513,602	(324,582)	2,284,314	2	2,284,316
Capitalization of retained earnings	27	95,569	—	—	—	—	—	—	(95,569)	—	—	—	—
Retention (released) earnings	27	—	—	49,913	—	—	—	—	(49,913)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(368,120)	324,582	(43,538)	(1)	(43,539)
Equity adjustment investment in other companies		—	4	—	—	—	—	—	—	—	4	—	4
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	44	—	—	—	44	—	44
Cash flow hedge adjustment, net		—	—	—	—	(3,737)	—	—	—	—	(3,737)	—	(3,737)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	3,670	—	—	—	—	—	3,670	—	3,670
Income for the period 2014		—	—	—	—	—	—	—	304,229	—	304,229	1	304,230
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(164,285)	(164,285)	—	(164,285)
Balances as of June 30, 2014		1,944,920	32,129	231,424	33,042	(17,158)	21	16,379	304,229	(164,285)	2,380,701	2	2,380,703

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month ended June 30, 2014 and 2013

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June 2014	June 2013
	Notes	MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		304,230	243,334
Items that do not represent cash flows:
Depreciation and amortization	35	12,962	14,291
Impairment of intangible assets and property and equipment	35	208	9
Provision for loan losses	32	156,655	114,226
Provision of contingent loans	32	2,292	9,750
Fair value adjustment of financial assets held-for-trading		982	(915)
Income attributable to investments in other companies	14	(928)	(1,390)
Income from sales of assets received in lieu of payment	36	(1,852)	(2,549)
Net gain on sales of property and equipment	36-37	(60)	(167)
(Increase) decrease in other assets and liabilities		(78,913)	(65,780)
Charge-offs of assets received in lieu of payment	37	857	907
Other charges (credits) to income that do not represent cash flows		10,563	12,916
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(154,275)	(52,486)
Net changes in interest and fee accruals		(73,132)	56,674
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		310,252	1,029,201
(Increase) decrease in loans to customers		26,913	(898,090)
(Increase) decrease in financial assets held-for-trading, net		(73,038)	(158,232)
(Increase) decrease in deferred taxes, net	17	(11,643)	8,567
(Increase) decrease in current account and other demand deposits		156,002	97,074
(Increase) decrease in payables from repurchase agreements and security lending		(11,389)	279,345
(Increase) decrease in savings accounts and time deposits		(880,149)	(37,250)
Proceeds from sale of assets received in lieu of payment		2,918	4,266
Total cash flows from operating activities		(300,545)	636,567
INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		258,276	(301,612)
Purchases of property and equipment	16	(13,568)	(6,937)
Proceeds from sales of property and equipment		79	427
Purchases of intangible assets	15	(2,378)	(2,771)
Investments in other companies	14	(6,608)	—
Dividends received from investments in other companies	14	195	931
Total cash flows from investing activities		235,996	(309,962)
FINANCING ACTIVITIES:
Proceeds of mortgage finance bonds		—	—
Repayment of mortgage finance bonds		(8,972)	(11,026)
Proceeds from bond issuances	22	954,709	919,557
Redemption of bond issuances		(427,093)	(417,589)
Proceeds from subscription and payment of shares		—	134,071
Dividends paid	27	(368,120)	(343,455)
(Increase) decrease in borrowings from financial institutions		(77,823)	(104,085)
(Increase) decrease in other financial obligations		(14,134)	324
(Increase) decrease in borrowings from Central Bank of Chile		—	—
Borrowings from Central Bank of Chile (long-term)		7	—
Payment of borrowings from Central Bank of Chile (long-term)		(9)	(6)
Long-term foreign borrowings		370,588	500,578
Payment of long-term foreign borrowings		(553,326)	(346,321)
Proceeds from other long-term borrowings		6,540	155
Payment of other long-term borrowings		(9,574)	(2,480)
Total cash flows from financing activities		(127,207)	329,723
TOTAL NET POSITIVE CASH FLOWS FOR THE PERIOD		(191,756)	656,328
Net effect of exchange rate changes on cash and cash equivalents		4,213	26,568
Cash and cash equivalents at beginning of year		1,538,618	1,236,324
Cash and cash equivalents at end of period	7	1,351,075	1,919,220

	2014	2013
	MCh$	MCh$
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest received	855,402	825,169
Interest paid	(311,180)	(280,945)

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

1.                   Corporate information:

Banco de Chile is authorized to operate like a commercial bank since September 17, 1996, in conformity with the Article 25 of Law No. 19,396.  Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”), Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Condensed Consolidated Financial Statements of Banco de Chile, for the period ended June 30, 2014 were approved for issuance in accordance with the directors on July 24, 2014.

2.                          Legal provisions, basis of preparation and other information:

(a)                         Legal provisions:

The General Banking Law in its Article No.15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                          Legal provisions, basis of preparation and other information, continued:

(b)                         Basis of preparation:

(b.1)            These Interim Condensed Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (SBIF).

(b.2)            The following table details the entities in which the Bank has controlling interest and that are therefore consolidated in these financial statements:

						Interest Owned
				Direct		Indirect		Total
				June	December	June	December	June	December
			Functional	2014	2013	2014	2013	2014	2013
Rut	Subsidiaries	Country	Currency	%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                          Legal provisions, basis of preparation and other information, continued:

(c)          Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.  Details on the use of estimates and judgment and their effect on the amounts recognized in the Interim Condensed Consolidated Financial Statement are included in the following notes:

1.   Goodwill valuation (Note No. 15);

2.   Useful lives of property and equipment and intangible assets (Notes No. 15 and No. 16);

3.   Income taxes and deferred taxes (Note No. 17);

4.   Provisions (Note No. 24);

5.   Contingencies and Commitments (Note No. 26);

6.   Provision for loan losses (Note No. 11, No. 12 and No. 32);

7.   Impairment of other financial assets (Note No. 35);

8.   Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During the period ended June 30, 2014 there have been no significant changes to estimates made during period 2013.

(d)         Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements with the information regarding the period of six-month ended June 30, 2014.

(e)          Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, the Bank has considered the relative importance in relation to the Interim Condensed Consolidated financial statements of the period.

(f)           Reclassifications:

During the period of six-month ended as of June, 2013, there are not reclassifications. Different to mentioned in Note No. 39 letter (a).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                   New Accounting Pronouncements:

3.1                 Accounting rules issued by IASB

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB), which are no effective as of June 30, 2014:

3.1                 Accounting rules issued by IASB:

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39.  This new regulation requires that all financial assets be classified in function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets.  A financial asset shall be measured at amortized cost if two criteria are fulfilled: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows, and (b) contractual cash flows represent principal and interest payments.  Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value.  In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry.  Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the host financial assets.  Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value. Only financial assets that classified like amortized cost will be applied impairment.

IFRS 9 requires, mandatory and prospective way, that the entity makes reclassifications of financial assets when the entity modifies the business model.

Under IFRS 9, all equity investments of are measured at fair value. However, the Management has the option of present the changes of fair value in the item “Other Comprehensive Income” in equity. This accounting treatment is available for the initial recognition of an instruments and it is irrevocable. The unrealized income (loss) recognized in “Other Comprehensive Income”, derived from the changes of fair value, and must be not included in income statements.

In October, 2010, the IASB published the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Most of the added requirements were carried forward unchanged from IAS 39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                          New Accounting Pronouncements, continued:

In November 2013, the IASB issued amendments to IFRS 9 for introduce a new model of hedge accounting, which align hedge accounting and risk management.  Moreover, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk, this improvement requires that the effects of changes in credit risk of liability should not affect profit or loss to unless the liability is held for trading. Early application of this amendment without application of the other requirements of IFRS 9 are allowed.

In that amendment is deleted January 1, 2015 as effective date of application, the new effective date is in process of definition by the IASB.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date.  It is not practicable to quantify the effect on the issuance of these consolidated financial statements.  To date, this standard has not been approved by the Superintendency of Banks, event that is required for their application.

IAS 19 Employee benefits

On November 2013, IASB modified requirements of IAS 19 respect to employee contributions or third parties contributions, which are related to defined benefit plans.

Adoption date of this modification is beginning July 1, 2014, and anticipated adoption is permitted.

The Bank has not employee contributions related to defined benefit plans, so this amendment has not impacts over consolidated financial statements of Banco de Chiles and its subsidiaries.

Annual improvements IFRS 2010 — 2012 Cycle and 2011 — 2013 Cycle

On December 12, 2013, IASB issued two cycles of annual improvements to IFRS: 2010 — 2012 and 2011 — 2013 Cycles.

The effective date of these amendments is beginning July 1, 2014 except for modifications of IFRS 13 and IFRS 1, which affects to Basis of Conclusions of those rules, so are affective immediately.

2010-2012 Cycle

IFRS 2 — Share based payments; Definition relating to vesting conditions. Not applicable

This rule was amended to change definitions of “vesting conditions” and “market condition” and add definition for “performance condition” and “service condition” which were previously included within the definition of “vesting condition”.

IFRS 3 — Business combination; Accounting for contingent consideration in a business combination. Without impact.

This amendment clarifies that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                          New Accounting Pronouncements, continued:

Annual improvements IFRS 2010 — 2012 Cycle and 2011 — 2013 Cycle, continued

2010-2012 Cycle, continued

IFRS 8 — Operating Segments. The Bank and its subsidiaries are assessing the impact of adoption of these changes in its financial position. Without impact.

The amendment requires an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have “similar economic characteristics”.

IAS 16 — Property, plant and equipment. Not applicable

The amendment clarifies that gross carrying amount and depreciation are adjusted for to make consistent with revaluation, when an entity uses revaluation model.

IAS 24 — Related party disclosures; Key management personnel. Not applicable

The amendment clarifies that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity.

IAS 38 — Intangible assets; Revaluation method proportionate restatement of accumulated depreciation. Not applicable

The amendment requirements clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount, when an entity uses revaluation model.

2011-2013 Cycle

IFRS 1 — First time adoption. Not applicable

The amendment clarifies that a first-time adopters is allowed, but not required, to apply a new IFRS that is not yet mandatory if that IFRS permits early application.  If an entity chooses to early apply a new IFRS, it must apply that new IFRS retrospectively throughout all periods presented unless IFRS 1 provides and exemption or an exception that permits or requires otherwise.

IFRS 3 — Business combination. Without impact

The amendment clarifies that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangements in the financial statements of the joint arrangements itself.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                          New Accounting Pronouncements, continued:

Annual improvements IFRS 2010 — 2012 Cycle and 2011 — 2013 Cycle, continued

2011-2013 Cycle, continued

IFRS 13 — Fair Value Measurement. The Bank and its subsidiaries are assessing the impact of adoption of these changes in its financial position. Without impact.

The scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, and accounted for in accordance with IAS 39 or IFRS 9, even if those contracts do not meet the definition of financial assets or financial liabilities within IAS 32.

IAS 40 — Investment Properties. Without impact

IAS 40 was amended to clarify that this standard and IFRS 3 — Business Combinations are not mutually exclusive and application of both standards may be required.  Consequently, an entity acquiring investment property must determine whether, the property meets the definition of investment property in IAS 40 and, the transactions meet the definition of business combination under IFRS 3.

IFRS 11 — Joint Ventures. Banco de Chile are assessing the impact of these rule in its consolidated financial statements.

In May of 2014 the IASB modified IFRS 11, to provide guides about the accounting of acquisitions of participations in joint operations, whose activity constitute a business.

This IFRS requires that the acquirer of an participation in joint operation whose activity constitute a business, like it is defined in IFRS 3 “Business Combination”, applies all the principles about accounting of business combination of IFRS 3 and others IFRS, except those that conflict with guidelines of these IFRS.

The effective date is beginning on January 1, 2016 and its early application is permitted.

IAS 16 — Property, plant and equipment and IAS 38 — Intangible assets. Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

In May of 2014 the IASB modified IAS 16 and 38 with purpose of clarifies accepted method of depreciation and amortization.

The amendment of IAS 16 prohibits for property, plant and equipment, depreciation based on ordinary income.

The amendment of IAS 38 introduces the presumption of ordinary income are not an appropriate base for the amortization of intangible asset.  This presumption only is refuted in two circumstances:  (a) intangible asset is expressed like a unit of ordinary income; and (b) ordinary income and consumption of intangible asset are highly correlated.

Also, it introduces guidelines to explain that expected futures reductions in the prices of sale could be indicator of reductions in futures economics benefits in an asset.  The effective date is beginning on January 1, 2016, its early application is permitted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

Annual improvements IFRS 2010 — 2012 Cycle and 2011 — 2013 Cycle, continued

IFRS 15 — Revenue from Contracts with Customers. Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

In May of 2014 was issued IFRS 15, whose objective is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer.

Application of the standard is mandatory for annual reporting periods starting from 1 January 2017 onwards. Earlier application is permitted.

3.2                 Accounting rules issued by SBIF:

On February 17, 2014 SBIF issued a Circular No. 3,565, which introduces changes to the instructions related to monthly information sent to the Superintendency. Changes have as objective inform in separate way the investment in entities controlled abroad and requires information of credit and its overdue maintained for the subsidiaries controlled.  These changes are applied in present consolidated financial statements.

3.3                 Rules issued by the Superintendency of Securities and Insurance (“Superintendencia de Valores y Seguros” (SVS))

On January 13, 2014 SVS issued a Circular No. 2,137, which regulates financial statements that insurance brokers (not individuals) must be sent to SVS.  This rule establishes the presentation of financial statements under IFRS since January 1, 2015 and establishes accounting criteria related to income recognition for concept of commissions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.                   Changes in Accounting Policies and Disclosures:

On December 1, 2013, new rules are beginning in application.  These are about return of premiums not accrued for the insurance contracts, according to established by law No. 20,667 of 9th. of May of 2013 and Circular No. 2,114 issued by the SVS on July 26, 2013.  The legal change requires returns of premiums collected in advance but not accrued, due to the early termination or extinction of an insurance contract.  The premium to return it will be calculated in proportion of the remaining time.

During the period ended as of March 31, 2014, the Bank and its subsidiary Banchile Corredores de Seguros have established provisions for the concept of commission’s refunds to the insurance companies for the policies (paid in advance) commercialized since December 1, 2013.  This estimation is based in the history of the prepayments and disclaimers of its products portfolio that originate the commissions.

Additionally, the legal exchange for the return of premiums collected in advance and unearned, also had an impact on the income — expense of commissions recognized directly in income. This means that it has begun to defer a portion of the commission earned jointly with future costs of sales.

These estimates correspond to changes in an accounting estimates whose effects are registered in income under item “Income from fees and commissions”. The effect of the change involves a lesser income in the period by an amount of Ch$3,964 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                   Relevant Events:

(a)              On January 9, 2014 LQ Inversiones Financieras S.A. (“LQIF”) informed Banco de Chile that LQIF will carry out a process to offer for sale or transfer up to 6,900,000,000 shares of Banco de Chile (a secondary offering). In addition, LQIF has requested that Banco de Chile perform all the actions related to the execution of this kind of transaction in the local and international markets.

Furthermore, the letter indicates that, if consummated, this transaction will reduce LQIF’s share of outstanding voting rights from 58.4% to 51%, so that the control status of LQIF with respect to Banco de Chile will not be altered.

With regard to the above, on this date the Board of Directors of Banco de Chile has agreed to LQIF’s request and the conditions under which Banco de Chile will participate in the appropriate filings with foreign regulators, the entering into of contracts and other documents required by law and consistent with securities market practice in the United States of America and other international markets, and in the performing of such other steps and actions as are necessary for the consummation of this transaction in the local and international markets and that are related to the commercial and financial condition of Banco de Chile.

(b)              On January 14, 2014, in relation to the relevant event dated January 9, 2014, it is informed that Banco de Chile has filed with the Securities and Exchange Commission of the United States of America (SEC), Supplemental Preliminary a prospectus which contains financial and business information of the Bank.

Also, it has been registered the agreed contract text called Underwriting Agreement that will be subscribed by LQ Inversiones Financieras S.A. (LQIF), as a seller of securities, Banco de Chile as issuer, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual S.A. - Cayman Branch, as underwriters.

Additionally, LQIF and Banco de Chile have agreed the terms and general conditions under which the Bank will participate in this process.

(c)               On January 29, 2014, LQ Inversiones Financieras S.A. informed as a relevant event that was placed of 6,700,000,000 shares of Banco de Chile, in the local market and the United States of America, by American Depositary Receipts Program, at a price of $ 67 per share, declaring successful offer for sale. Additionally, it informed that the 6,700,000,000 shares of Banco de Chile offered for sale will be placed in stock exchange at price stated on January 29, 2014.

(d)              On January 29, 2014, Bank is informed that in relation to the secondary offering shares of Banco de Chile that is performing with LQ Inversiones Financieras S.A., in this date Banco de Chile as issuer, LQ Investments SA, as seller of the securities, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., and Banco BTG Pactual SA - Cayman Branch as underwriters, have been subscribed a contract called Underwriting Agreement, according to relevant event dated January 14, 2014.

Also, later than January 30, 2014, Banco de Chile will proceed to register in Securities and Exchange Commission of the United States of America (SEC), Final Prospectus Supplement, which contains financial and commercial information of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                                      Relevants events, continued

(e)          On January 31, 2014, it was informed that in the Ordinary Meeting No. BCH 2,790 held on January 30th, 2014, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 27th, 2014, with the objective of proposing, among other matters, the distribution of the Dividend number 202 of $3.48356970828 per each of the 93,175,043,991 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2013, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2013, through the issuance of fully paid-in shares, of no par value, with a value of $64.56 per “Banco de Chile “share, which will be distributed among the shareholders in the proportion of 0.02312513083 shares for each “Banco de Chile” share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

(f)           On March 27, 2014 was informed as essential information that in the Ordinary Shareholders’ Meeting of this institution, which took place on March 27, 2014, the Board of Directors was completely renew, due to the end of the legal and statutory three years term established for the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors for a new three years term:

Directors:	Francisco Aristeguieta Silva
	Jorge Awad Mehech	(Independent)
Juan José Bruchou
Jorge Ergas Heymann
	Jaime Estévez Valencia	(Independent)

Pablo Granifo Lavín
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Juan Enrique Pino Visinteiner

First Alternate Director:	Rodrigo Manubens Moltedo
Second Alternate Director:	Thomas Fürst Freiwirth	(Independent)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                                      Relevants events, continued

Moreover, at the ordinary Board of Directors meeting No BCH 2,793 held on March 27, 2014, it was agreed to make the following appointments and designations:

President:	Pablo Granifo Lavín
Vice-President:	Andrónico Luksic Craig
Vice-President:	Francisco Aristeguieta Silva

Advisers to the Board:	Hernán Büchi Buc
Francisco Garcés Garrido
Jacob Ergas Ergas

(g)          On April 1, 2014 it was informed as an Essential Information that, as of this date, the Central Bank of Chile has communicated to Banco de Chile that the Board of such institution (Consejo), in Extraordinary Session No 1813E, held today, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 27, 2014, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 30% of the net income obtained during the fiscal year ending on December 31st, 2013, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19.396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

(h)         On May 29, 2014 in Ordinary Meeting No. 2,796, the Board of Bank of Chile agreed dissolution, liquidation and termination of Subsidiary Banchile Trade Services Limited, as well as of contracts and operations of this subsidiary.  The Board gave full powers and rights, to execute the dissolution, liquidation and termination of the subsidiary mentioned above.

At the date of these financial statements dissolution, liquidation and termination of this subsidiary is in process.

(i)             On June 23, 2014, the Second Extraordinary General Meeting of Shareholders of the subsidiary Banchile Securitizadora SA, unanimously agreed to increase the statutory capital by Ch$240 million. Superintendency of Securities and Insurance commented to the approval of the reform statutes dated July 18, 2014. Therefore, on July 21, 2014, the Board requested a new Extraordinary shareholders meeting in order to address the comments of the regulator.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                                      Relevants events, continued

(j)            On June 26, 2014 and regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2013, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the 27th of March, 2014, It was informed as an essential information:

a.         In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of $ 95,569,688,582 through the issuance of 1,480,323,553 fully paid-in shares, of no par value, payable under the distributable net income for the year 2013 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution N°153 dated May 30, 2014, which was registered on page 24,964 N°40,254 of the register of the Chamber of Commerce of Santiago for the year 2014, and was published at “Diario Oficial” on June 5, 2014.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with N°3/2014, on June 19, 2014.

b.         The Board of Directors of Banco de Chile, at the meeting N°2,798, dated June 26, 2014, set July 10, 2014, as the date for issuance and distribution of the fully paid in shares.

c.          The shareholders that will be entitled to receive the new shares, at a ratio of 0.02312513083 fully in paid shares for each Banco de Chile share, shall be those registered in the Register of Shareholders on July 4, 2014.

d.         The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

e.          As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 94,655,367,544 nominative shares, without par value, completely subscribed and paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                   Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself, and lesser extent in the item “Interest revenue”

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•  Banchile Trade Services Limited

•  Banchile Administradora General de Fondos S.A.

•  Banchile Asesoría Financiera S.A.

•  Banchile Corredores de Seguros Ltda.

•  Banchile Corredores de Bolsa S.A.

•  Banchile Securitizadora S.A.

•  Socofin S.A.

•  Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.  The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”.  The Bank obtains the majority of its income from: interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and applying the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third parties that exceed 10% or more of its total income during the six-month period ended June 30, 2014 and 2013.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

On July 1, 2013, Banco de Chile absorbed its subsidiary Banchile Factoring SA. This subsidiary was previously presented under the “Subsidiaries” operating segment. As a result of being absorbed by the Bank, now its operations are presented under “Retail” and “Wholesale” segments. Operating segment information for June 30, 2013 has been reclassified for comparative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The following table presents the income by segment for the periods ended June 2014 and 2013 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	415,536	347,340	187,354	132,806	18,198	8,257	(5,172)	(6,542)	615,916	481,861	1,438	5,689	617,354	487,550
Net fees and commissions income (loss)	66,719	76,901	20,608	21,499	(813)	(293)	54,492	51,277	141,006	149,384	(6,644)	(5,490)	134,362	143,894
Other operating income	12,249	17,581	25,604	27,642	16,055	(5,021)	16,984	18,517	70,892	58,719	(2,704)	(6,883)	68,188	51,836
Total operating revenue	494,504	441,822	233,566	181,947	33,440	2,943	66,304	63,252	827,814	689,964	(7,910)	(6,684)	819,904	683,280
Provisions for loan losses	(118,669)	(100,804)	(29,484)	(2,783)	(708)	(61)	154	(113)	(148,707)	(103,761)	—	—	(148,707)	(103,761)
Depreciation and amortization	(9,422)	(10,150)	(2,432)	(2,778)	(106)	(499)	(1,002)	(864)	(12,962)	(14,291)	—	—	(12,962)	(14,291)
Other operating expenses	(213,328)	(189,775)	(60,862)	(55,111)	(3,087)	(2,952)	(47,809)	(44,305)	(325,086)	(292,143)	7,910	6,684	(317,176)	(285,459)
Income attributable to associates	749	875	174	427	12	45	245	244	1,180	1,591	—	—	1,180	1,591
Income before income taxes	153,834	141,968	140,962	121,702	29,551	(524)	17,892	18,214	342,239	281,360	—	—	342,239	281,360
Income taxes													(38,009)	(38,026)
Income after income taxes													304,230	243,334

The following table presents assets and liabilities of the period ended June 30, 2014 and December 31, 2013 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	11,128,565	10,635,940	9,998,944	10,385,698	3,812,859	4,319,777	493,366	634,466	25,433,734	25,975,881	(132,310)	(191,117)	25,301,424	25,784,764
Current and deferred taxes													159,378	149,106
Total assets													25,460,802	25,933,870

Liabilities	7,982,503	8,299,048	8,945,261	9,633,395	5,886,690	5,378,699	353,500	482,627	23,167,954	23,793,769	(132,310)	(191,117)	23,035,644	23,602,652
Current and deferred taxes													44,455	46,902
Total liabilities													23,080,099	23,649,554

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                   Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	June 2014	December 2013
	MCh$	MCh$
Cash and due from banks:
Cash	390,412	485,537
Current account with the Chilean Central Bank(*)	53,358	71,787
Deposits in other domestic banks	8,103	15,588
Deposits abroad	280,288	300,396
Subtotal - Cash and due from banks	732,161	873,308

Net transactions in the course of collection	205,184	248,128
Highly liquid financial instruments	383,942	358,093
Repurchase agreements	29,788	59,089
Total cash and cash equivalents	1,351,075	1,538,618

(*)    Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	June 2014	December 2013
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	201,759	232,698
Funds receivable	188,568	141,773
Subtotal transactions in the course of collection	390,327	374,471

Liabilities
Funds payable	(185,143)	(126,343)
Subtotal transactions in the course of payment	(185,143)	(126,343)
Net transactions in the course of collection	205,184	248,128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                   Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	June 2014	December 2013
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	98,392	34,407
Central Bank promissory notes	10,004	2,995
Other instruments issued by the Chilean Government and Central Bank	54,532	27,535

Other instruments issued in Chile
Promissory notes from deposits in domestic banks	—	—
Mortgage bonds from domestic banks	38	14
Bonds from domestic banks	47	1,926
Deposits in domestic banks	216,415	255,582
Bonds issued in Chile	1,309	3,427
Other instruments issued in Chile	5,960	1,035

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments:
Funds managed by related companies	31,725	66,213
Funds managed by thirds	—	—
Total	418,422	393,134

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, amounting to MCh$7,007 for the period ended as of June 30, 2014 and December 31, 2013 there was not balance for this concept.

Agreements to repurchase have an average expiration of 5 days as of period-end.

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$196,483 as of June 30, 2014 (MCh$227,453 as of December 31, 2013).

Agreements to repurchase have an average expiration of 9 days as of period-end (14 days in December 2013).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$36,927 as of June 30, 2014 (MCh$41,313 as of December 31, 2013), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                   Cash collateral on securities borrowed and reverse repurchase agreements:

(a)             The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of June 30, 2014 and December 31, 2013, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	26	—	—	—	—	—	—	—	—	—	—	—	26	—
Bonds from domestic banks	6,936	8,443	—	—	—	—	—	—	—	—	—	—	6,936	8,443
Deposits in domestic banks	490	46,084	—	—	—	—	—	—	—	—	—	—	490	46,084
Bonds from other Chilean companies	128	—	—	—	—	—	—	—	—	—	—	—	128	—
Other instruments issued in Chile	19,329	3,902	3,965	12,250	2,002	11,743	—	—	—	—	—	—	25,296	27,895

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	26,909	58,429	3,965	12,250	2,002	11,743	—	—	—	—	—	—	32,876	82,422

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities lent and repurchase agreements, continued:

(b)                      The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of June 30, 2014 and December 31, 2013, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	648	16,831	—	—	—	—	—	—	—	—	—	—	648	16,831
Central Bank promissory notes	58,379	—	—	—	—	—	—	—	—	—	—	—	58,379	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	164,901	232,512	—	7,217	—	—	—	—	—	—	—	—	164,901	239,729
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	1,220	206	—	—	—	—	—	—	—	—	—	—	1,220	206

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	225,148	249,549		7,217		—	—	—	—	—	—	—	225,148	256,766

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                            Receivables from Repurchase Agreements and Security Borrowing, continued:

(c)                        Securities given (purchases):

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or pledge in the absence of default by the owner. As of June 30, 2014, the Bank held securities with a fair value of Ch$32,508million (Ch$81,830 million in December 2013) on such terms.

(d)                       Securities received (sales):

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of June 30, 2014 is Ch$223,000 million (Ch$255,302 million in December 2013). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.            Derivative Instruments and Accounting Hedges:

(a)                       As of June 30, 2014 and 2013, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	33,014	32,032	14,681	17,094	26,546	13,416	22,176	66,392	—	—	14,282	14,012
Interest rate swap	—	8,569	—	—	5,530	4,731	27,263	25,394	14,819	8,412	95,412	117,420	216	714	11,449	11,312
Total derivatives held for hedging purposes	—	8,569	—	—	38,544	36,763	41,944	42,488	41,365	21,828	117,588	183,812	216	714	25,731	25,324

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	—	—	61,560	59,730	475,802	313,263	339,674	209,465	349,425	300,386	43,024	37,971	2,991	6,681
Total Derivatives held as cash flow hedges	—	—	—	—	61,560	59,730	475,802	313,263	339,674	209,465	349,425	300,386	43,024	37,971	2,991	6,681

Derivatives held-for-trading purposes
Currency forward	3,041,649	2,815,835	2,620,779	2,194,765	5,723,574	3,812,356	426,132	323,882	37,190	52,513	23	39	63,780	41,673	70,131	65,396
Cross currency swap	122,272	124,909	265,417	470,928	1,005,873	1,400,553	1,776,874	1,195,627	919,031	1,024,721	1,625,556	1,465,280	259,949	193,455	306,466	243,979
Interest rate swap	315,953	567,058	1,207,987	1,318,722	4,880,716	4,275,295	5,977,020	4,767,240	3,393,598	2,919,321	2,942,790	2,549,584	178,886	97,974	171,824	99,488
Call currency options	29,406	12,491	82,186	39,109	89,729	138,809	5,530	6,572	—	—	—	—	1,861	2,301	2,775	3,559
Put currency options	23,176	7,034	56,241	31,078	61,642	75,379	—	—	—	—	—	—	457	600	1,224	705
Total derivatives of negotiation	3,532,456	3,527,327	4,232,610	4,054,602	11,761,534	9,702,392	8,185,556	6,293,321	4,349,819	3,996,555	4,568,369	4,014,903	504,933	336,003	552,420	413,127

Total	3,532,456	3,535,896	4,232,610	4,054,602	11,861,638	9,798,885	8,703,302	6,649,072	4,730,858	4,227,848	5,035,382	4,499,101	548,173	374,688	581,142	445,132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(b)             Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of June 30, 2014 and December 31, 2013:

	June	December
	2014	2013
	MCh$	MCh$
Hedged element
Commercial loans	96,417	128,934
Corporate bonds	143,024	164,526

Hedge instrument
Cross currency swap	96,417	128,934
Interest rate swap	143,024	164,526

(c)              Cash flow Hedges:

(c.1)             The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of obligations with foreign banks, bonds issued abroad in Mexican pesos to rate TIIE, Hong Kong dollars, Peruvian nuevo sol, Swiss franc, Japanese yens. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(c.2)             Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	As of June 30, 2014
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows
Hedged item (Corporate bonds MXN)	(218)	(436)	(64,480)	—	—	—	(65,134)
Hedged item (Corporate bonds HKD)	—	(3,645)	(5,051)	(17,397)	(17,387)	(294,652)	(338,132)
Hedged item (Corporate bonds PEN)	—	—	(607)	(1,212)	(15,127)	—	(16,946)
Hedged item (Corporate bonds CHF)	(1,109)	(180)	(5,591)	(324,821)	(240,798)	(110,743)	(683,242)
Hedged item (Obligation USD)	(454)	(87)	(1,624)	(198,421)	—	—	(200,586)
Hedged item (Corporate bonds JPY)	—	(218)	(966)	(62,738)	(44,051)	(28,196)	(136,169)

Hedge instruments
Inflows
Hedged Instrument (Cross currency swap MXN leg)	218	436	64,480	—	—	—	65,134
Hedged Instrument (Cross currency swap HKD leg)	—	3,645	5,051	17,397	17,387	294,652	338,132
Hedged Instrument (Cross currency swap PEN leg)	—	—	607	1,212	15,127	—	16,946
Hedged Instrument (Cross currency swap CHF leg)	1,109	180	5,591	324,821	240,798	110,743	683,242
Hedged Instrument (Cross currency swap USD leg)	454	87	1,624	198,421	—	—	200,586
Hedged Instrument (Cross currency swap JPY leg)	—	218	966	62,738	44,051	28,196	136,169

Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

	As of December 31, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond MXN	(206)	(619)	(62,275)	—	—	—	(63,100)
Corporate Bond HKD	—	—	(7,011)	(14,022)	(14,009)	(240,224)	(275,266)
Corporate Bond PEN	—	—	(578)	(1,154)	(14,690)	—	(16,422)
Corporate Bond CHF	(216)	—	(4,720)	(143,070)	(229,701)	(105,325)	(483,032)
Obligation USD	(273)	(82)	(1,064)	(135,478)	—	—	(136,897)
Corporate Bond JPY	—	(76)	(560)	(56,964)	(598)	(29,173)	(87,371)

Hedge instruments
Inflows:
Cross Currency Swap MXN	206	619	62,275	—	—	—	63,100
Cross Currency Swap HKD	—	—	7,011	14,022	14,009	240,224	275,266
Cross Currency Swap PEN	—	—	578	1,154	14,690	—	16,422
Cross Currency Swap CHF	216	—	4,720	143,070	229,701	105,325	483,032
Cross Currency Swap USD	273	82	1,064	135,478	—	—	136,897
Cross Currency Swap JPY	—	76	560	56,964	598	29,173	87,371

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(c.2)                        Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	As of June 30, 2014
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Inflows
Hedged item (Cash flows CLF)	2,729	5,597	87,331	532,437	374,330	401,624	1,404,048

Hedge instruments
Outflows
Hedged Instrument (Cross currency swap MXN leg)	—	—	(62,427)	—	—	—	(62,427)
Hedged Instrument (Cross currency swap HKD leg)	—	(2,883)	(4,212)	(14,230)	(14,173)	(267,324)	(302,822)
Hedged Instrument (Cross currency swap PEN leg)	—	—	(464)	(926)	(14,893)	—	(16,283)
Hedged Instrument (Cross currency swap JPY leg)	—	(480)	(3,208)	(66,910)	(46,844)	(29,913)	(147,355)
Hedged Instrument (Cross currency swap USD leg)	—	—	(4,547)	(193,554)	—	—	(198,101)
Hedged Instrument (Cross currency swap CHF leg)	(2,729)	(2,234)	(12,473)	(256,817)	(298,420)	(104,387)	(677,060)

Net cash flows	—	—	—	—	—	—	—

	As of December 31, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge ítem
Inflows:
Cash flow in CLF	2,751	233	82,888	359,407	237,627	351,724	1,034,630

Hedge instruments
Outflows:
Cross Currency Swap MXN	—	—	(61,400)	—	—	—	(61,400)
Cross Currency Swap HKD	—	—	(5,791)	(11,617)	(11,562)	(217,999)	(246,969)
Cross Currency Swap PEN	—	—	(450)	(898)	(14,673)	—	(16,021)
Cross Currency Swap JPY	—	(233)	(2,099)	(63,679)	(1,846)	(30,920)	(98,777)
Cross Currency Swap USD	—	—	(3,314)	(133,094)	—	—	(136,408)
Cross Currency Swap CHF	(2,751)	—	(9,834)	(150,119)	(209,546)	(102,805)	(475,055)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

Respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)              Unrealized gain of fair value adjustment for the period 2014 was Ch$4,672 million (Ch$16,224 charge to equity as of June 30, 2013) generated from hedging instruments, which has been recorded in equity. The accumulated net effect for deferred taxes as of June 30, 2014 was a charge to equity of Ch$3,737 million (Ch$12,979 charge to equity as of June 30, 2013).

The accumulated amount for this concept (net of deferred taxes) as of June 30, 2014 correspond to a charge to equity amounted Ch$17,158 million (charge to equity of Ch$13,421 million as of December 31, 2013).

(c.4)              The net effect in income of derivatives cash flow hedges amount to Ch$8,529 millions in 2014 (Ch$21,164 charge to equity as of June 30, 2013).

(c.5)              As of June 31, 2014 and 2013, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6)              As of June 30, 2014 and 2013, the Bank has not hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.            Loans and advances to Banks:

(a)                       Amounts are detailed as follows:

	June 2014	December 2013
	MCh$	MCh$
Domestic Banks
Interbank loans	70,000	100,012
Others credits with domestic banks	—	—
Provisions for loans to domestic banks	(30)	(36)
Subtotal	69,970	99,976
Foreign Banks
Loans to foreign banks	144,320	252,697
Chilean exports trade loans	107,972	97,194
Credits with third countries	58,053	12,864
Provisions for loans to foreign banks	(687)	(1,256)
Subtotal	309,658	361,499
Central Bank of Chile
Non-available Central Bank deposits	370,000	600,000
Other Central Bank credits	992	581
Subtotal	370,992	600,581
Total	750,620	1,062,056

(b)                       Provisions for loans to banks are detailed below:

	Bank’s Location
	Chile	Abroad	Total
	MCh$	MCh$	MCh$
Detail
Balance as of January 1, 2013	5	954	959
Charge-offs	—	—	—
Provisions established	—	389	389
Provisions released	(5)	—	(5)
Balance as of June 30, 2013	—	1,343	1,343
Charge-offs	—	—	—
Provisions established	36	—	36
Provisions released	—	(87)	(87)
Balance as of December 31, 2013	36	1,256	1,292
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	(6)	(569)	(575)
Balance as of June 30, 2014	30	687	717

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.            Loans to Customers, net:

(a)                       Loans to Customers:

As of June 30, 2014 and December 31, 2013, the composition of the portfolio of loans is the following:

	As of June 30, 2014
		Assets before allowances			Allowances established
			Non-
	Normal Portfolio	Impaired Portfolio	Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	8,904,622	71,208	314,840	9,290,670	(109,345)	(94,373)	(203,718)	9,086,952
Foreign trade loans	1,097,993	81,438	58,462	1,237,893	(77,303)	(833)	(78,136)	1,159,757
Current account debtors	273,174	3,531	2,690	279,395	(3,003)	(3,388)	(6,391)	273,004
Factoring transactions	471,317	2,088	555	473,960	(8,383)	(723)	(9,106)	464,854
Commercial lease transactions (1)	1,265,057	20,076	28,928	1,314,061	(5,411)	(11,041)	(16,452)	1,297,609
Other loans and accounts receivable	36,139	442	6,790	43,371	(2,426)	(3,121)	(5,547)	37,824
Subtotal	12,048,302	178,783	412,265	12,639,350	(205,871)	(113,479)	(319,350)	12,320,000
Mortgage loans
Mortgage bonds	74,226	—	5,101	79,327	—	(276)	(276)	79,051
Transferable mortgage loans	111,895	—	2,444	114,339	—	(163)	(163)	114,176
Other residential real estate mortgage loans	4,847,289	—	72,633	4,919,922	—	(20,586)	(20,586)	4,899,336
Credits from ANAP	22	—	—	22	—	—	—	22
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	6,004	—	—	6,004	—	(94)	(94)	5,910
Subtotal	5,039,436	—	80,178	5,119,614	—	(21,119)	(21,119)	5,098,495
Consumer loans
Consumer loans in installments	1,938,145	—	168,399	2,106,544	—	(141,916)	(141,916)	1,964,628
Current account debtors	235,962	—	6,641	242,603	—	(7,307)	(7,307)	235,296
Credit card debtors	779,858	—	25,851	805,709	—	(32,599)	(32,599)	773,110
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	133	—	576	709	—	(254)	(254)	455
Subtotal	2,954,098	—	201,467	3,155,565	—	(182,076)	(182,076)	2,973,489
Total	20,041,836	178,783	693,910	20,914,529	(205,871)	(316,674)	(522,545)	20,391,984

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers net, continued:

(a)                       Loans to Customers, continued:

	As of December 31, 2013
	Assets before allowance				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,501,576	117,957	269,260	9,888,793	(95,962)	(86,529)	(182,491)	9,706,302
Foreign trade loans	1,027,507	73,090	54,084	1,154,681	(68,272)	(642)	(68,914)	1,085,767
Current account debtors	253,198	3,160	2,931	259,289	(3,031)	(3,332)	(6,363)	252,926
Factoring transactions	520,776	2,538	745	524,059	(9,570)	(822)	(10,392)	513,667
Commercial lease transactions (1)	1,156,350	27,394	26,003	1,209,747	(5,265)	(10,224)	(15,489)	1,194,258
Other loans and accounts receivable	34,621	307	5,011	39,939	(762)	(3,287)	(4,049)	35,890
Subtotal	12,494,028	224,446	358,034	13,076,508	(182,862)	(104,836)	(287,698)	12,788,810
Mortgage loans
Mortgage bonds	81,704	—	5,650	87,354	—	(220)	(220)	87,134
Transferable mortgage loans	120,584	—	2,321	122,905	—	(285)	(285)	122,620
Other residential real estate mortgage loans	4,455,510	—	61,312	4,516,822	—	(17,997)	(17,997)	4,498,825
Credits from ANAP	24	—	—	24	—	—	—	24
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	5,155	—	47	5,202	—	—	—	5,202
Subtotal	4,662,977	—	69,330	4,732,307	—	(18,502)	(18,502)	4,713,805
Consumer loans
Consumer loans in installments	1,865,945	—	169,216	2,035,161	—	(134,460)	(134,460)	1,900,701
Current account debtors	231,493	—	9,459	240,952	—	(7,844)	(7,844)	233,108
Credit card debtors	758,742	—	25,040	783,782	—	(31,666)	(31,666)	752,116
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	185	—	616	801	—	(308)	(308)	493
Subtotal	2,856,365	—	204,331	3,060,696	—	(174,278)	(174,278)	2,886,418
Total	20,013,370	224,446	631,695	20,869,511	(182,862)	(297,616)	(480,478)	20,389,033

(1)    In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of June 30, 2014 MCh$528,225 (MCh$503,972 as of December 31, 2013) correspond to finance leases for real estate and MCh$785,836 (MCh$705,775 as of December 31, 2013), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                     Loans to Customers net, continued:

(a.ii)              Impaired Portfolio

As of June 30, 2014 and December 31, 2013, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	12,173,187	12,629,450	466,163	447,058	12,639,350	13,076,508	(205,871)	(182,862)	(113,479)	(104,836)	(319,350)	(287,698)	12,320,000	12,788,810
Mortgage loans	5,039,436	4,662,977	80,178	69,330	5,119,614	4,732,307	—	—	(21,119)	(18,502)	(21,119)	(18,502)	5,098,495	4,713,805
Consumer loans	2,954,098	2,856,365	201,467	204,331	3,155,565	3,060,696	—	—	(182,076)	(174,278)	(182,076)	(174,278)	2,973,489	2,886,418
Total	20,166,721	20,148,792	747,808	720,719	20,914,529	20,869,511	(205,871)	(182,862)	(316,674)	(297,616)	(522,545)	(480,478)	20,391,984	20,389,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(b)                       Allowances for loan losses:

Movements in allowances for loan losses during periods 2014 and 2013 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2013	164,901	262,534	427,435
Charge-offs:
Commercial loans	(3,386)	(13,181)	(16,567)
Mortgage loans	—	(1,422)	(1,422)
Consumer loans	—	(76,281)	(76,281)
Total charge-offs	(3,386)	(90,884)	(94,270)
Debt swap	(12,556)	—	(12,556)
Allowances established	6,773	107,069	113,842
Allowances released	—	—	—
Balance as of June 30, 2013	155,732	278,719	434,451
Charge-offs:
Commercial loans	(5,262)	(14,200)	(19,462)
Mortgage loans	—	(1,820)	(1,820)
Consumer loans	—	(80,983)	(80,983)
Total charge-offs	(5,262)	(97,003)	(102,265)
Allowances established	32,392	115,900	148,292
Allowances released	—	—	—
Balance as of December 31, 2013	182,862	297,616	480,478
Charge-offs:
Commercial loans	(7,678)	(16,833)	(24,511)
Mortgage loans	—	(1,790)	(1,790)
Consumer loans	—	(88,862)	(88,862)
Total charge-offs	(7,678)	(107,485)	(115,163)
Allowances established	30,687	126,543	157,230
Allowances released	—	—	—
Balance as of June 30, 2014	205,871	316,674	522,545

In addition to these allowances for loan losses, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note 24).

Other Disclosures:

1.                  As of June 30, 2014 and December 31, 2013, the Bank and its subsidiaries have made purchases and sales of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as described in Note 12 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                Loans to Customers, continued:

2.                  As of June 30, 2014 and December 31, 2013the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets.

(c)                        Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable(*)
	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	462,639	435,789	(55,387)	(53,920)	407,252	381,869
Due after 1 year but within 2 years	324,502	314,546	(40,739)	(39,405)	283,763	275,141
Due after 2 years but within 3 years	206,293	197,979	(26,293)	(25,097)	180,000	172,882
Due after 3 years but within 4 years	135,600	121,241	(18,807)	(16,987)	116,793	104,254
Due after 4 years but within 5 years	92,188	78,992	(13,676)	(12,663)	78,512	66,329
Due after 5 years	271,306	232,607	(32,022)	(29,879)	239,284	202,728
Total	1,492,528	1,381,154	(186,924)	(177,951)	1,305,604	1,203,203

(*)    The net balance receivable does not include past-due portfolio totaling MCh$8,457 as of June 30, 2014 (MCh$6,544 as of December 31, 2013).

The leasing contracts are related to industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

(d)                       Purchase of credits:

In the present period the Bank has not acquired portfolio loans.

(e)                        Sale or transfer of credits from the loans to customers:

During the period 2014 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio, according the following:

As of June 30, 2014
Carrying amount	Allowances	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$
426,701	(14)	426,701	14

As of June 30, 2013
Carrying amount	Allowances	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$
44,965	(353)	45,280	668

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                 Loans to Customers, continued:

(f)                         Securitization of own assets

During the period 2013 and June 2014, there is no transactions of securitization of own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.            Investment Securities:

As of June 30, 2014 and December 31, 2013, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

		June 2014			December 2013
	Available- for-sale	Held to maturity	Total	Available- for -sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	31,239	—	31,239	333,035	—	333,035
Promissory notes issued by the Chilean Government and Central Bank	300,564	—	300,564	50,415	—	50,415
Other instruments	198,070	—	198,070	202,958	—	202,958

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	95,916	—	95,916	96,933	—	96,933
Bonds from domestic banks	38,722	—	38,722	128,500	—	128,500
Deposits from domestic banks	592,354	—	592,354	617,816	—	617,816
Bonds from other Chilean companies	22,235	—	22,235	13,558	—	13,558
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	151,236	—	151,236	154,267	—	154,267

Instruments issued abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	59,171	—	59,171	76,222	—	76,222

Total	1,489,507	—	1,489,507	1,673,704	—	1,673,704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                     Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions; totaling MCh$52,007 as of June 30, 2014 (MCh$16,840 as of December 31, 2013).  The agreements to repurchase have an average maturity of 3 days as of June 30, 2014 (average maturity of 3 days as of December 31, 2013).

In instruments issued by other Chilean institutions are included instruments sold by repurchase agreements to clients and financial institutions, totaling MCh$20 as of June 30, 2014 (Ch$109 million as of December 31, 2013). The agreements to repurchase have an average maturity of 3 days as of June 30, 2014 (average maturity of 3 days as of December 31, 2013).

In instruments issued abroad are included mainly bank bonds and shares and equity investments instruments.

As of June 30, 2014, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$33,042, net of tax (net unrealized gain of MCh$29,372 as of December 31, 2013), recorded in other comprehensive income within equity.

During 2014 and 2013, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available-for-sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Comprehensive Income.

Gross profits and losses realized on the sale of available-for-sale investments as of June 30, 2014 and 2013 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available-for-sale investments for the six-month period ended June 30, 2014 and December 31, 2013 are as follows:

	June 2014	June 2013
	MCh$	MCh$

Unrealized (losses)/profits during the period	15,237	13,593
Realized losses/(profits) (reclassified)	(10,650)	(6,365)
Subtotal unrealized during the period	4,587	7,228
Income tax	(917)	(1,446)
Total unrealized during the period	3,670	5,782

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.            Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of MCh$23,996 as of June 30, 2014 (MCh$16,670 as of December 31, 2013), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		June	December	June	December	June	December	June	June
		2014	2013	2014	2013	2014	2013	2014	2013
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.(****)	Banco de Chile	26.16	26.16	5,610	5,232	8,076	1,368	99	160
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	8,017	7,197	2,069	1,858	302	363
Administrador Financiero del Transantiago S.A. (*)	Banco de Chile	20.00	20.00	10,341	9,737	2,068	1,948	121	421
Redbanc S.A.	Banco de Chile	38.13	38.13	5,064	4,401	1,931	1,678	293	185
Sociedad Imerc OTC S.A. (**) (***)	Banco de Chile	12.49	12.49	11,771	11,411	1,367	1,425	(64)	—
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	2,252	1,982	750	661	86	47
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A (***).	Banco de Chile	15.00	15.00	4,465	4,529	670	679	46	37
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,170	1,978	582	530	56	66
Subtotal Associates				49,690	46,467	17,513	10,147	939	1,279

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	7,050	7,180	3,525	3,590	(65)	67
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,385	1,341	693	670	54	44
Subtotal Joint Ventures				8,435	8,521	4,218	4,260	(11)	111

Subtotales				58,125	54,988	21,731	14,407	928	1,390

Investments valued at cost(1)
Bolsa de Comercio de Santiago S.A.						1,646	1,646	230	201
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	22	—
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						45	43	—	—
Cámara de Compensación						8	8	—	—
Subtotal						2,265	2,263	252	201
Total						23,996	16,670	1,180	1,591

(1)                       Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)                       On July 9, 2013 it was published in Diario Oficial of Chile (Federal Register in USA) the resolution No. 285 between Government Department of Transport and Telecommunications and Government Department of Treasury, which approved a new agreement related to “the delivery of complementary services of financial management”, whereby the new agreement, AFT only provide services related with financial management of the resourses of Transantiago system, all of that in the terms and conditions that establish the new contract.

(**)                On June 21, 2013 it was created, with other banks of the Chilean financial system, the subsidiary banking support called “Servicios de Infraestructura de Mercado OTC S.A.” (IMERC-OTC S.A.), where its objective will be to operate a centralized register of derivatives operations (register, confirmation, storage, consolidation and conciliation services). This new subsidiary was created with a capital of Ch$12,957,463,890 divided in 10,000 shares, without nominal value, of which Banco de Chile subscribed and paid 1,111 shares, equivalents to MCh$1,440 million paid upon constitution of society.  It was subscribed and paid 8,895 shares at the date of these financial statements.

(***)         Banco de Chile has significant influence in Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. y Sociedad Imerc OTC S.A., due to its right to design a member of Board of each entities mentioned.

(****)  On June 3, 2014 TransBank SA made a capital increase in an amount equal to Ch$26,335,343,467 by capitalization of revaluation and profits of $ 1,135,328,683 and issuance of shares for payment by $ 25,200,014,784. Banco de Chile made the subscription and payment of 33,629,690 shares for a total amount of Ch$6,591,419,240. The shareholding of Banco de Chile SA TransBank he was not modified by this capital increase

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2014 and 2013 are detailed as follows:

	June 2014	June 2013
	MCh$	MCh$

Balance as of January1,	16,670	13,933
Sale of investments	—	—
Acquisition of investments	6,608	—
Participation in net income	928	1,390
Dividends receivable	(162)	(189)
Dividends received	(195)	(931)
Payment of dividends	147	645
Balance as of June 30,	23,996	14,848

(c)                        During the six-month period ended June 30, 2014 and as of December 31, 2013 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.            Intangible Assets:

(a)                       As of June 30, 2014 and December 31, 2013 intangible assets are detailed as follows:

	Years						Accumulated
	Useful Life		Remaining amortization		Gross balance		Amortization and Impairment		Net balance
	June	December	June	December	June	December	June	December	June	December
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of intangible asset:

Goodwill:
Investments in other companies	—	—	—	—	4,138	4,138	(4,138)	(4,138)	—	—
Other Intangible Assets:
Software or computer programs	6	6	4	4	89,004	87,014	(61,364)	(57,795)	27,640	29,219
Intangible assets arising from business combinations	—	—	—	—	1,740	1,740	(1,740)	(1,740)	—	—
Other intangible assets	—	—	—	—	377	501	(69)	(49)	308	452
Total					95,259	93,393	(67,311)	(63,722)	27,948	29,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(b)                       Movements in intangible assets during the six-month period ended June 30, 2014 and December 31, 2013 are as follows:

	Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance

Balance as of January 1, 2013	4,138	82,736	1,740	612	89,226
Acquisitions	—	2,618	—	153	2,771
Disposals/ write-downs	—	(512)	—	(328)	(840)
Balance as of June 30, 2013	4,138	84,842	1,740	437	91,157

Balance as of December 31, 2013	4,138	87,014	1,740	501	93,393

Balance as of January 1, 2014	4,138	87,014	1,740	501	93,393
Acquisitions	—	2,334	—	44	2,378
Disposals/ write-downs	—	(344)	—	(168)	(512)
Balance as of June 30, 2014	4,138	89,004	1,740	377	95,259

Accumulated Amortization and Impairment

Balance as of January 1, 2013	(3,000)	(50,641)	(1,261)	(34)	(54,936)
Amortization for the period(*)	(310)	(4,090)	(131)	(12)	(4,543)
Impairment loss(*)	—	—	—	—	—
Disposals/ write-downs	—	512	—	12	524
Balance as of June 30, 2013	(3,310)	(54,219)	(1,392)	(34)	(58,955)

Balance as of December 31, 2013	(4,138)	(57,795)	(1,740)	(49)	(63,722)

Balance as of January 1, 2014	(4,138)	(57,795)	(1,740)	(49)	(63,722)
Amortization for the period(*)	—	(3,913)	—	(20)	(3,933)
Impairment loss(*)	—	—	—	—	—
Disposals/ write-downs	—	344	—	—	344
Balance as of June 30, 2014	(4,138)	(61,364)	(1,740)	(69)	(67,311)

Net balance as of June 30, 2014	—	27,640	—	308	27,948

(*)                       See Note 35 Depreciation, amortization and impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(c)                        As of June 30, 2014 and December 31, 2013, the Bank has the following technological developments:

	Amount of Commitment
	June	December
	2014	2013
	MCh$	MCh$
Detail

Software and licenses	10,133	9,299

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.            Property and equipment:

(a)                       As of June 30, 2014 and December 31, 2013, this account and its movements are detailed as follows:

	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Cost
Balance as of January 1, 2013	176,152	132,027	144,636	452,815
Additions	62	4,323	2,552	6,937
Disposals/write-downs	(364)	(102)	(471)	(937)
Transfers	—	—	—	—
Total	175,850	136,247	146,718	458,815

Accumulated depreciation	(37,321)	(113,684)	(105,566)	(256,571)
Impairment loss(*)	—	—	(9)	(9)
Balance as of June 30, 2013	138,529	22,563	41,143	202,235

Balance as of December 31, 2013	175,849	137,827	147,397	461,073

Balance as of January 1, 2014	175,849	137,827	147,397	461,073
Additions	—	10,093	3,475	13,568
Disposals/write-downs	(516)	(582)	(174)	(1,272)
Transfers	—	(2)	2	—
Total	175,333	147,336	150,700	473,369

Accumulated depreciation	(39,299)	(119,281)	(112,500)	(271,080)
Impairment loss (*)(***)	—	(23)	(1)	(24)
Balance as of June 30, 2014	136,034	28,032	38,199	202,265

Accumulated Depreciation
Balance as of January 1, 2013	(35,972)	(109,932)	(101,722)	(247,626)
Reclassifications	—	(19)	19	—
Depreciation charges in the period (*)(**)	(1,477)	(3,835)	(4,246)	(9,558)
Sales and disposals in the period	128	102	383	613
Balance as of June 30, 2013	(37,321)	(113,684)	(105,566)	(256,571)

Balance as of December 31, 2013	(38,717)	(116,081)	(108,697)	(263,495)

Balance as of January 1, 2014	(38,717)	(116,081)	(108,697)	(263,495)
Reclassifications	—	(22)	22	—
Depreciation charges in the period (*)(**)	(1,099)	(3,759)	(3,981)	(8,839)
Sales and disposals in the period	517	581	156	1,254
Balance as of June 30, 2014	(39,299)	(119,281)	(112,500)	(271,080)

(*)	See Note 35 - Depreciation, Amortization and Impairment.
(**)	This amount does not include depreciation charges of the period for investments properties. This amount is included in item “Other Assets” for MCh$190 (MCh$190 as of June 30, 2013).
(***)	It includes charge-offs provision of Property and Equipment of MCh$184 million

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.            Property and equipment, continued:

(b)                       As of June 30, 2014 and 2013, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

	June 2014
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	14,710	2,338	4,660	18,504	38,086	27,563	45,544	136,695

	June 2013
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	14,233	2,249	4,495	18,556	34,432	25,923	49,399	135,054

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)                        As of June 30, 2014 and 2013, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of June 30, 2014 and as of December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.            Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws. This provision is presented net of recoverable taxes, detailed as follows:

	June	December
	2014	2013
	MCh$	MCh$

Income taxes	47,176	85,336
Sole first category tax	—	23
Tax from previous period	—	—
Tax on non-deductible expenses (35%)	665	1,885
Less:
Monthly prepaid taxes (PPM)	(39,650)	(73,694)
Credit for training expenses	(19)	(1,714)
Other	(3,034)	(4,705)
Total	5,138	7,131

Tax rate		20.00%

	June	December
	2014	2013
	MCh$	MCh$

Current tax assets	2,719	3,202
Current tax liabilities	(7,857)	(10,333)
Total tax receivable (payable)	(5,138)	(7,131)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current Taxes and Deferred Taxes, continued:

(b)                       Income Tax:

The Bank’s tax expense recorded for the six-month period ended June 30, 2014 and 2013 as follows:

	June	June
	2014	2013
	MCh$	MCh$
Income tax expense:
Current year taxes	48,111	28,621
Tax from previous periods	1,050	56
Subtotal	49,161	28,677
Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(11,643)	8,567
Subtotal	(11,643)	8,567
Non deductible expenses (Art. 21 Income Tax Law)	665	791
Other	(174)	(9)
Net charge to income for income taxes	38,009	38,026

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(c)                         Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2014 and 2013:

	June		June
	2014		2013
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	20.00	68,448	20.00	56,272
Additions or deductions	(9.54)	(32,659)	(5.74)	(16,155)
Non-deductible expenses	0.19	665	0.28	791
Tax from previous periods	—	—	0.02	56
Others	0.45	1,555	(1.04)	(2,938)
Effective rate and income tax expense	11.10	38,009	13.52	38,026

The effective rate for income tax for the period ended June 30, 2014 is 11.10% (13.52% in June 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(d)                        Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as
	of December	Effect		Balances as of
	31, 2013	Income	Equity	June 30, 2014
	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	108,102	6,641	—	114,743
Obligations with agreements to repurchase	205	(205)	—	—
Personnel provisions	5,747	(1,574)	—	4,173
Staff vacation	4,379	140	—	4,519
Accrued interests and indexation adjustments from past due loans	2,413	545	—	2,958
Staff severance indemnities provisions	971	15	—	986
Provision of credit cards expenses	6,493	1,226	—	7,719
Provision of accrued expenses	7,731	2,238	—	9,969
Other adjustments	9,863	1,729	—	11,592
Total debit differences	145,904	10,755	—	156,659

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,436	(1,848)	—	12,588
Adjustment for valuation of financial assets available-for-sale	7,343	—	917	8,260
Leasing equipment	8,500	(161)	—	8,339
Transitory assets	2,739	938	—	3,677
Adjustment for derivative instruments	138	(138)	—	—
Other adjustments	3,413	321	—	3,734
Total credit differences	36,569	(888)	917	36,598

Deferred tax assets (liabilities), net	109,335	11,643	(917)	120,061

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(d)                        Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of June 30, 2013 and December 31, 2013, are detailed as follows:

	Balances			Balances			Balances
	as of December	Effect		as of June 30,	Effect		as of December
	31, 2012	Income	Equity	2013	Income	Equity	31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	99,113	586	—	99,699	8,403	—	108,102
Obligations with agreements to repurchase	(11)	(2)	—	(13)	218	—	205
Personnel provisions	6,092	(1,874)	—	4,218	1,529	—	5,747
Staff vacation	4,058	233	—	4,291	88	—	4,379
Accrued interests and indexation adjustments from past due loans	2,123	(176)	—	1,947	466	—	2,413
Staff severance indemnities provisions	960	1,160	—	2,120	(1,182)	33	971
Provision of credit cards expenses	4,694	965	—	5,659	834	—	6,493
Provision of accrued expenses	7,382	(405)	—	6,977	754	—	7,731
Other adjustments	5,158	57	—	5,215	4,648	—	9,863
Total debit differences	129,569	544	—	130,113	15,758	33	145,904

Credit Differences:
Depreciation and price-level restatement of property and equipment	15,423	171	—	15,594	(1,158)	—	14,436
Adjustment for valuation of financial assets available-for-sale	4,499	—	1,445	5,944	—	1,399	7,343
Adjustment for cash flow hedge derivatives	259	—	(3,244)	(2,985)	—	2,985	—
Leasing Equipment	4,812	6,615	—	11,427	(2,927)	—	8,500
Transitory assets	2,449	761	—	3,210	(471)	—	2,739
Adjustment for derivative instruments	378	(121)	—	257	(119)	—	138
Other adjustments	2,236	1,685	7	3,928	(515)	—	3,413
Total credit differences	30,056	9,111	(1,792)	37,375	(5,190)	4,384	36,569

Deferred tax assets (liabilities), net	99,513	(8,567)	1,792	92,738	20,948	(4,351)	109,335

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.            Other Assets:

(a)                       Item detail:

At the end of each period, other assets are detailed as follows:

	June	December
	2014	2013
	MCh$	MCh$

Assets held for leasing(*)	70,222	74,723

Assets received or awarded as payment(**)
Assets awarded in judicial sale	1,709	2,640
Assets received in lieu of payment	391	372
Provision for assets received in lieu of payment	(60)	(46)
Subtotal	2,040	2,966

Other Assets
Deposits by derivatives margin	86,262	60,309
Documents intermediated(***)	19,615	74,366
Servipag available funds	16,782	19,200
Investment properties	16,127	16,317
Other accounts and notes receivable	15,859	8,682
Prepaid expenses	12,339	6,589
VAT receivable	9,080	9,958
Recoverable income taxes	8,540	6,048
Recovered leased assets for sale	5,983	5,463
Commissions receivable	5,422	7,784
Rental guarantees	1,527	1,456
Transaction in progress	1,420	1,803
Accounts receivable for sale of assets received in lieu of payment	865	1,286
Materials and supplies	559	528
Others	20,503	20,551
Subtotal	220,883	240,340
Total	293,145	318,029

(*)	These correspond to property and equipment to be given under a finance lease.

(**)

Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0128% (0.0124% as of December 31, 2013) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are non- current assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the six-month period ended June 30, 2014 and 2013 are detailed as follows:

MCh$

Balance as of January 1, 2013	40
Provisions used	(35)
Provisions established	5
Provisions released	—
Balance as of June 30, 2013	10
Provisions used	(10)
Provisions established	46
Provisions released	—
Balance as of December 31, 2013	46
Provisions used	(38)
Provisions established	52
Provisions released	—
Balance as of June 30, 2014	60

19.            Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	June	December
	2014	2013
	MCh$	MCh$

Current accounts	5,090,457	5,018,155
Other demand deposits	683,109	593,444
Other demand deposits and accounts	367,597	372,733
Total	6,141,163	5,984,332

20.           Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	June	December
	2014	2013
	MCh$	MCh$

Time deposits	9,269,417	10,151,612
Term savings accounts	187,103	178,012
Other term balances payable	65,664	73,101
Total	9,522,184	10,402,725

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.            Borrowings from Financial Institutions:

(a)         At the end of each period, borrowings from financial institutions are detailed as follows:

	June	December
	2014	2013
	MCh$	MCh$

Domestic banks	—	—

Foreign banks
Foreign trade financing
HSBC Bank	141,311	134,814
Citibank N.A.	122,687	137,914
Bank of Montreal	85,834	52,684
Wells Fargo Bank	75,735	26,298
Deutsche Bank	55,370	94,327
ING Bank	55,302	26,309
Toronto Dominion Bank	41,483	23,676
Bank of Nova Scotia	35,401
Standard Chartered Bank	24,998	103,162
The Bank of New York Mellon	22,120	37,373
Bank of America	15,513	78,642
Zuercher Kantonalbank	5,555	5,282
Mercantil Commercebank N.A.	5,537	15,888
Commerzbank A.G.	1,591	61,958
Others	2,663	4,040

Borrowings and other obligations
China Development Bank	20,751	26,308
Bank of America	8,501	—
Citibank N.A.	4,297	54,768
Wells Fargo Bank	1,909	105,340
Others	1,191	672
Subtotal	727,749	989,455

Chilean Central Bank	10	10

Total	727,759	989,465

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                     Borrowings from Financial Institutions, continued:

(b)         Chilean Central Bank Obligations

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	June 2014	December 2013
	MCh$	MCh$

Borrowings and other obligations	—	—
Total credit lines for the renegotiation of loans	10	10
Total	10	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.            Debt Issued:

At the end of each period, debt issued is detailed as follows:

	June	December
	2014	2013
	MCh$	MCh$

Mortgage bonds	74,867	86,491
Bonds	4,017,432	3,533,462
Subordinated bonds	757,893	747,007
Total	4,850,192	4,366,960

During the period ended as of June 30, 2014, Banco de Chile issued bonds by an amount of MCh$954,709, of which corresponds to unsubordinated bonds, according to the following details:

Bonds

Serie	Amount MCh$	Terms years	Rate %	Currency	Issue date	Maturity date

BCHIAJ0413	72,444	7	3.40	UF	01/27/2014	01/27/2021
BCHIAH0513	47,861	5	3.40	UF	01/27/2014	01/27/2019
BCHIAL0213	96,796	8	3.60	UF	02/10/2014	02/10/2022
BCHIUN1011	7,314	7	3.20	UF	04/16/2014	04/16/2021
BCHIUN1011	12,224	7	3.20	UF	04/22/2014	04/22/2021
BCHIAA0212	49,986	14	3.50	UF	04/29/2014	04/29/2028
BONO CHF	95,198	2	3M Libor + 0.75	CHF	02/28/2014	02/28/2016
BONO CHF	79,332	5	1.25	CHF	02/28/2014	02/28/2019
BONO JPY	11,226	5	0.98	JPY	03/18/2014	03/18/2019
BONO JPY	27,383	8	1.01	JPY	04/29/2014	04/29/2022
BONO HKD	43,044	6	3.08	HKD	04/16/2014	04/16/2020
Subtotal marzo de 2014	542,808
Bono de corto plazo	411,901
Total marzo de 2014	954,709

During the period ended as of June 30, 2014 there was not Subordinated bonds issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

During the period ended as of December 31, 2013, Banco de Chile issued bonds by an amount of MCh$1,607,265, of which corresponds to Unsubordinated bonds and Subordinated bonds by an amount of MCh$1,603,669 and MCh$3,596 respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date

BCHIUR1011	22,114	12	3.40	UF	01/08/2013	01/08/2025
BCHIUR1011	8,521	12	3.40	UF	01/09/2013	01/09/2025
BCHIUJ0811	1,572	8	3.20	UF	01/29/2013	01/29/2021
BCHIUZ1011	89,313	7	3.20	UF	01/31/2013	01/31/2020
BCHIAC1011	45,456	15	3.50	UF	02/28/2013	02/28/2028
BCHIAC1011	34,185	15	3.50	UF	03/26/2013	03/26/2028
BCHIUN1011	72,022	7	3.20	UF	04/08/2013	04/08/2020
BCHIUU0212	68,379	12	3.40	UF	08/29/2013	08/29/2025
BCHIAU0213	69,746	12	3.60	UF	09/11/2013	09/11/2025
BCHIAG0213	46,585	5	3.40	UF	09/13/2013	09/13/2018
BCHIAV0613	47,283	12	3.60	UF	10/16/2013	09/13/2025
BONO HKD	43,066	10	3.23	HKD	04/22/2013	04/24/2023
BONO HKD	45,133	15	4.25	HKD	10/08/2013	10/16/2028
BONO CHF	100,371	5	1.13	CHF	04/26/2013	05/23/2018
BONO CHF	25,019	5	1.13	CHF	05/07/2013	05/23/2018
BONO CHF	122,380	3	0.60	CHF	06/11/2013	07/18/2016
BONO CHF	66,164	4	1.13	CHF	06/28/2013	05/23/2017
BONO CHF	98,555	6	1.50	CHF	11/07/2013	12/03/2019
BONO JPY	57,716	3	0.74	JPY	11/25/2013	11/25/2016
BONO JPY	30,169	6	1.03	JPY	12/05/2013	03/18/2019
Subtotal 2013	1,093,749
Short-term bonds	509,920
Total 2013	1,603,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Subordinated Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date

UCHI-G1111	3,596	25	3,75	UF	01/25/2013	01/25/2038
Total	3,596

The Bank has not had breaches of capital and interest with respect to its debts instruments and has complied with its debt covenants and other compromises related to debt issued during periods 2014 and 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.            Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	June	December
	2014	2013
	MCh$	MCh$

Other Chilean obligations	146,478	160,612
Public sector obligations	47,657	50,314
Other abroad obligations	—	—
Total	194,135	210,926

24.            Provisions:

(a)                       At the end of each period, provisions and accrued expenses are detailed as follows:

	June	December
	2014	2013
	MCh$	MCh$

Provision for minimum dividends	164,285	324,582
Provisions for Personnel benefits and payroll expenses	57,444	67,943
Provisions for contingent loan risks	51,569	49,277
Provisions for contingencies:
Additional loan provisions(*)	117,826	107,757
Country risk provisions	3,625	1,770
Other provisions for contingencies	6,185	569
Total	400,934	551,898

(*)   As of June 30, 2014 it was registered an amount of Ch$10,069 million of additional provisions (Ch$10,000 during period 2013).  See Note No. 24 (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the six-month period ended June 30, 2014 and December 31, 2013:

	Minimum	Personnel benefits and	Contingent	Additional loan	Country risk provisions and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	300,759	64,546	36,585	97,757	5,190	504,837
Provisions established	167,418	21,318	9,750	—	1,855	200,341
Provisions used	(300,759)	(29,708)	—	—	(369)	(330,836)
Provisions released	—	—	—	—	—	—
Balances as of June 30, 2013	167,418	56,156	46,335	97,757	6,676	374,342
Provisions established	157,164	26,319	2,942	10,000	(4,337)	192,088
Provisions used	—	(14,532)	—	—	—	(14,532)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2013	324,582	67,943	49,277	107,757	2,339	551,898
Provisions established	164,285	22,452	2,292	10,069	7,701	206,799
Provisions used	(324,582)	(32,951)	—	—	(230)	(357,763)
Provisions released	—	—	—	—	—	—
Balances as of June 30, 2014	164,285	57,444	51,569	117,826	9,810	400,934

(c)                        Provisions for personnel benefits and payroll:

	June	December
	2014	2013
	MCh$	MCh$

Vacation accrual	22,593	21,895
Short-term personnel benefits	18,382	32,000
Pension plan- defined benefit plan	10,929	10,696
Other benefits	5,540	3,352
Total	57,444	67,943

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                       Pension plan — Defined benefit plan:

(i) Movement in the defined benefit obligations are as follow:

	June	June
	2014	2013
	MCh$	MCh$

Opening defined benefit obligation	10,696	10,633
Increase in provisions	487	312
Benefit paid	(254)	(344)
Prepayments	—	—
Actuarial gains	—	—
Closing defined benefit obligation	10,929	10,601

(ii)                       Net benefits expenses:

	June	June
	2014	2013
	MCh$	MCh$

Current service cost	555	461
Interest cost of benefits obligations	(68)	(149)
Effect of change in actuarial factors	—	—
Net benefit expenses	487	312

(iii)                    Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	June	December
	2014	2013
	%	%

Discount rate	5.19	5.19
Annual salary increase	5.19	5.19
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                        Movements in provisions for incentive plans:

	June	June
	2014	2013
	MCh$	MCh$

Balances as of January 1,	32,000	29,649
Provisions established	12,341	11,833
Provisions used	(25,959)	(22,619)
Provisions release	—	—
Total	18,382	18,863

(f)                         Movements in vacations accruals:

	June	June
	2014	2013
	MCh$	MCh$

Balances as of January 1,	21,895	20,842
Provisions established	2,676	2,996
Provisions used	(1,978)	(2,384)
Provisions release	—	—
Total	22,593	21,454

(g)                        Employee share-based benefits provision:

As of June 30, 2014 and as of December 31, 2013, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of June 30, 2014 and as of December 31, 2013, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$51,569 million (Ch$49,277 million as of December 31, 2013).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.            Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	June	December
	2014	2013
	MCh$	MCh$

Accounts and notes payable(*)	90,392	100,081
Unearned income	5,445	4,592
Dividends payable	1,059	1,145

Other liabilities
Documents intermediated(**)	47,102	108,380
Cobranding	38,227	32,085
VAT debit	13,060	13,158
Leasing deferred gains	4,904	4,207
Insurance payments	1,215	476
Transactions in progress	974	1,144
Others	5,466	2,837
Total	207,844	268,105

(*)             Comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.            Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	June	December
	2014	2013
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	502,207	491,465
Confirmed foreign letters of credit	83,016	68,631
Issued letters of credit	176,215	166,849
Bank guarantees	1,389,570	1,402,399
Immediately available credit lines	5,792,487	5,436,938
Other commitments	3,964	—
Transactions on behalf of third parties
Collections	206,710	357,672
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	832	1,311
Other Financial assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	64,822	44,839
Other Financial assets acquired on its own behalf	—	—
Fiduciary activities
Securities held in safe custody in the Bank	7,174,354	7,342,425
Securities held in safe custody in other entities	4,677,648	4,501,555
Total	20,071,825	19,814,084

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                       Lawsuits and legal proceedings:

(b.1)            Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters.  Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position, or liquidity.  As of June 30, 2014, the Bank has established provisions for this concept in the amount of MCh$545 (MCh$339 as of December 31, 2013), recorded within “Provisions” in the Interim Condensed Consolidated Statement of Financial Position. The following table presents estimated date of completion of the respective litigation:

	June 30, 2014
	2014	2015	2016	2017	2018	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	15	60	237	83	150	545

(b.2)        Contingencies for significant lawsuits:

As of June 30, 2014 and as of December 31, 2013 the Bank is not part to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)                    Guarantees granted:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article 226 and subsequent Articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,538,000, maturing January 9, 2015 (UF 2,515,500, maturing on January 9, 2014 as of December 31, 2013).

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$67,330 million as of June 30, 2014 (Ch$75,474 million as of December 31, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

The details of guarantees are as follow:

	June		December
	2014	Guarantees	2013	Guarantees
Fund	MCh$	Number	MCh$	Number
Fondo Mutuo Depósito Plus IV Garantizado	16,325	006392-7	16,325	006392-7
Fondo Mutuo Depósito Plus III Garantizado	12,937	006033-5	12,937	006033-5
Fondo Mutuo Depósito Plus V Garantizado	9,976	001107-7	—	—
Fondo Mutuo Depósito Plus VI Garantizado	5,429	002506-8	—	—
Fondo Mutuo Small Cap USA Garantizado	5,197	008212-5	5,197	008212-5
Fondo Mutuo Chile Bursátil Garantizado	5,050	006034-3	5,050	006034-3
Fondo Mutuo Twin Win Europa 103 Garantizado	3,537	006035-1	3,537	006035-1
Fondo Mutuo Global Stocks Garantizado	2,964	007385-9	2,964	007385-9
Fondo Mutuo Second Best Chile EEUU Garantizado	2,207	006032-7	2,207	006032-7
Fondo Mutuo Europa Accionario Garantizado	2,059	006036-9	2,059	006036-9
Fondo Mutuo Second Best Europa China Garantizado	1,649	007082-7	1,649	007082-7
Fondo Mutuo Depósito Plus II Garantizado	—	—	9,308	006037-7
Fondo Mutuo Depósito Plus Garantizado	—	—	14,241	330681-1
Total	67,330		75,474

In compliance to stablished by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 20008, the entity has constituted guarantees, by management portfolio, in benefit of investor.  Such guarantee corresponds to a bank guarantee for UF100,000, with maturity on January 9, 2015.

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2016, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	June	December
	2014	2013
Guarantees:	MCh$	MCh$

Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	20,166	16,946
Securities Exchange of the Electronic, Stock Exchange of Chile	4,801	10,644

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2,967	2,995

Fixed income securities to ensure stock loans, Securities Exchange of the Electronic, Stock Exchange of Chile	433	68

Total	28,367	30,653

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raul Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2015, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 17, 2014.

It was constituted a bank guarantee No. 373148-0 corresponds to UF272,000, in benefits of investors with contracts of portfolio management.  This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 17, 2015.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

iii.                      In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article No. 58, letter D of D.F.L. 251, as of June 30, 2014, the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and specially when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)

Responsibility for errors and omissions policy	60,000

Civil responsibility policy	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(d)                       Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	June	December
	2014	2013
	MCh$	MCh$

Credit lines	32,806	31,664
Bank guarantees	14,432	13,915
Guarantees and surety bonds	3,421	3,135
Letters of credit	741	563
Other commitments	169	—
Total	51,569	49,277

(e)                        On January 30th, 2014 the Superintendency of Securities and Insurance (“SVS”) (“Superintendencia de Valores y Seguros”) brought charges against Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-B y SQM-A). In this regard, Article 53 second paragraph of Law 18,045 provides that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice… .” Banchile Corredores has denied the charges and requested their dismissal. The evidentiary phase of the process has been completed.

(f)                         On February 21, 2014, Banco de Chile was notified of a complaint filed by the National Consumer Service (Servicio Nacional del Consumidor, or “SERNAC”) in the Twelfth Civil Court of Santiago as a collective action pursuant to Law No. 19,496.  The legal action challenges certain clauses that exists in the Person Products Unified Agreement (“Contrato Unificado de Productos de Personas”) regarding fees on lines of credit for overdrafts and the validity of tacit consent to changes in fees, charges and other conditions in consumer contracts. The Bank has answered the complaint and asked the court to dismiss all charges. At this stage the effects of any potential judgment cannot be quantified. Currently, the case is in the legal process of reconciliation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.            Equity:

(a)  Capital

(i)        Authorized, subscribed and paid shares:

As of June 30, 2014, the paid-in capital of Banco de Chile is represented by 93,175,043,991 registered shares (93,175,043,991 shares as of December 31, 2013), with no par value, fully paid and distributed.

(ii)          Shares:

(ii.1)              On March 27, 2014, the extraordinary shareholders meeting approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2013.

(ii.2)              The following table shows the share movements from December 31, 2012 to June 30, 2014:

	Ordinary shares	Ordinary T Series shares	Total shares

As of December 31, 2012	88,037,813,511	1,861,179,156	89,898,992,667
Fully paid and subscribed shares period 2013	—	2,078,310,286	2,078,310,286
Conversion of “Banco de Chile- T” shares into “Banco de Chile” shares(**)	3,939,489,442	(3,939,489,442)	—
Capitalization of retained earnings(***)	1,197,741,038	—	1,197,741,038
Total shares as of June 30, 2013	93,175,043,991	—	93,175,043,991
Total shares as of December 31, 2013	93,175,043,991	—	93,175,043,991
Total shares as June 30, 2014	93,175,043,991	—	93,175,043,991

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(b)                Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract —between Banco de Chile and Sociedad Matriz del Banco de Chile S.A.- Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid.  The distributable income for the six-month period ended June 30, 2014 ascend to Ch$234,693 million (Ch$463,688 million as of December 31, 2013).

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

As stated, the retention of earnings for the year ended as of December 31, 2013, made in March of 2014, ascend to Ch$49,913 million (Ch$36,193 million of income for the year ended as of December 31, 2012, retained in March of 2013).

(c)                 Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 27, 2014, the Bank’s shareholders agreed to distribute and pay dividend No. 202 amounting to Ch$3.48356970828 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2013.  The dividend of period 2014 amounted Ch$368,120 million.

At the Ordinary Shareholders’ Meeting held on March 21, 2013, the Bank’s shareholders agreed to distribute and pay dividend No. 201 amounting to Ch$3.41625263165 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2012.  The dividend of period 2013 amounted Ch$343,455 million.

(d)                Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income of the Annual Consolidated Financial Statements.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$164,285(MCh$324,582 as of December 31, 2013) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(e)   Earnings per share:

i.                               Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

ii.                            Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	June	June
	2014	2013
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	304,229	243,334
Weighted average number of ordinary shares	93,175,043,991	92,804,809,545
Earning per shares (in Chilean pesos)	3.27	2.62

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	304,229	243,334
Weighted average number of ordinary shares	93,175,043,991	92,804,809,545
Assumed conversion of convertible debt	—	—
Adjusted number of shares	93,175,043,991	92,804,809,545
Diluted earnings per share (in Chilean pesos)	3.27	2.62

As of June 30, 2014 and 2013, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(f)                      Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.  During period of 2014 it was made a credit to equity for an amount of Ch$44 million (credit to equity for Ch$45 million as of June 30, 2013).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2014 it was made a net credit to equity for an amount of Ch3,670 million (net credit to equity for Ch$5,782 million as of June 30, 2013).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2014 it was made a net charge to equity for an amount of Ch$3,737 million (charge to equity for Ch$12,979 million as of June 30, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.            Interest Revenue and Expenses:

(a)                                On the Interim Condensed Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	June 2014				June 2013
	Interest	Adjustment	Prepaid fees	Total	Interest	Adjustment	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	353,765	142,129	1,300	497,194	362,182	3,901	1,661	367,744
Consumer loans	280,186	2,250	4,330	286,766	274,864	22	4,073	278,959
Residential mortgage loans	106,423	147,872	1,829	256,124	93,571	2,213	1,813	97,597
Financial investment	27,879	16,168	—	44,047	32,672	698	—	33,370
Repurchase agreements	839	—	—	839	974	1	—	975
Loans and advances to banks	9,777	—	—	9,777	7,409	—	—	7,409
Other interest revenue	242	1,798	—	2,040	91	481	—	572
Total	779,111	310,217	7,459	1,096,787	771,763	7,316	7,547	786,626

The amount of interest revenue recognized on a received basis for impaired portfolio as of June 30, 2014 was Ch$4,338 million (Ch$4,038 million in 2013).

(b)                       At the each period end, the detail of income from suspended interest is as follows:

	June 2014			June 2013
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	10,497	1,520	12,017	6,699	446	7,145
Residential mortgage loans	1,379	1,207	2,586	1,394	529	1,923
Consumer loans	194	—	194	281	—	281
Total	12,070	2,727	14,797	8,374	975	9,349

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                               Interest Revenue and Expenses, continued:

(c)                       At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	June 2014			June 2013
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	183,846	56,373	240,219	215,481	1,848	217,329
Debt issued	75,755	102,151	177,906	63,073	1,657	64,730
Other financial obligations	925	1,110	2,035	996	96	1,092
Repurchase agreements	5,458	102	5,560	7,160	—	7,160
Borrowings from financial institutions	3,657	1	3,658	7,683	—	7,683
Demand deposits	333	5,265	5,598	33	28	61
Other interest expenses	—	546	546	—	12	12
Total	269,974	165,548	435,522	294,426	3,641	298,067

(d)                       As of June 30, 2014 and 2013, the Bank uses cross currency and interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge its obligations with foreign banks and bond issued abroad.

	June 2014			June 2013
	Income (loss)	Expense	Total	Income (loss)	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	240	—	240	11,298	—	11,298
Loss from fair value accounting hedges	(4,361)	—	(4,361)	(5,648)	—	(5,648)
Gain from cash flow accounting hedges	5,923	12,898	18,821	2,464	4,555	7,019
Loss from cash flow accounting hedges	(56,337)	(2,905)	(59,242)	(4,545)	(242)	(4,787)
Net gain on hedge items	631	—	631	(8,891)	—	(8,891)
Total	(53,904)	9,993	(43,911)	(5,322)	4,313	(1,009)

(e)                        At the each period end, the summary of interest and expenses is as follows:

	June	June
	2014	2013
	MCh$	MCh$

Interest revenue	1,096,787	786,626
Interest expenses	(435,522)	(298,067)
Subtotal	661,265	488,559

Income accounting hedges (net)	(43,911)	(1,009)
Total interest revenue and expenses, net	617,354	487,550

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.            Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Interim Consolidated Statements of Comprehensive Income refer to the following items:

	June	June
	2014	2013
	MCh$	MCh$
Income from fees and commission
Card services (*)	57,021	54,114
Collections and payments	30,754	31,345
Investments in mutual funds and others	30,080	26,739
Portfolio management (**)	18,133	17,692
Lines of credit and overdrafts	10,433	11,275
Fees for insurance transactions	9,770	9,540
Guarantees and letters of credit	9,369	8,340
Trading and securities management	8,140	9,670
Usage Banchile’s brand	6,596	6,244
Use of distribution channel	3,663	9,053
Financial advisory services	3,396	755
Other fees earned (*)	3,243	7,565
Total income from fees and commissions	82,926	78,737

Expenses from fees and commissions
Fees for credit card transactions(***)	(43,189)	(36,274)
Fees on interbank transactions	(5,525)	(4,608)
Fees for collections and payments	(3,269)	(3,418)
Sale of mutual fund units	(1,629)	(1,191)
Fees for securities transactions	(1,328)	(1,683)
Sales force fees	(1,000)	(928)
Other fees	(296)	(336)
Total expenses from fees and commissions	(56,236)	(48,438)

30.            Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	June	June
	2014	2013
	MCh$	MCh$

Financial assets held-for-trading	14,912	12,568
Sale of available-for-sale instruments	11,777	10,320
Trading derivative instruments	761	(24,954)
Sale of loan portfolios	14	314
Net income on other transactions	(296)	(513)
27,168(2,265)Total	14,912	12,568

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.            Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	June	June
	2014	2013
	MCh$	MCh$

Gain from accounting hedges	48,950	18,932
Translation difference, net	6,147	4,736
Indexed foreign currency, net	(24,543)	18,312
Total	30,554	41,980

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.            Provisions for Loan Losses:

The movement during the six-month period ended June 2014 and June 2013 is the following:

	Loans and		Loans to customers
	advances to banks		Commercial loans		Mortgage loans		Consumer loans		Total		Contingent loans		Total
	June 2014	June 2013	June 2014	June 2013	June 2014	June 2013	June 2014	June 2013	June 2014	June 2013	June 2014	June 2013	June 2014	June 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	(389)	(30,687)	(6,773)	—	—	—	—	(30,687)	(6,773)	(1,100)	(1,829)	(31,787)	(8,991)
Group provisions	—	—	(25,476)	(23,292)	(4,407)	(1,440)	(96,660)	(82,337)	(126,543)	(107,069)	(1,192)	(7,921)	(127,735)	(114,990)
Provisions established, net	—	(389)	(56,163)	(30,065)	(4,407)	(1,440)	(96,660)	(82,337)	(157,230)	(113,842)	(2,292)	(9,750)	(159,522)	(123,981)

Provisions released:
Individual provisions	575	5	—	—	—	—	—	—	—	—	—	—	575	5
Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions released, net	575	5	—	—	—	—	—	—	—	—	—	—	575	5

Provision, net	575	(384)	(56,163)	(30,065)	(4,407)	(1,440)	(96,660)	(82,337)	(157,230)	(113,842)	(2,292)	(9,750)	(158,947)	(123,976)

Additional provision	—	—	(10,069)	—	—	—	—	—	(10,069)	—	—	—	(10,069)	—

Recovery of written-off assets	—	—	4,921	6,766	637	847	14,751	12,602	20,309	20,215	—	—	20,309	20,215

Provisions,for loan losses, net	575	(384)	(61,311)	(23,299)	(3,770)	(593)	(81,909)	(69,735)	(146,990)	(93,627)	(2,292)	(9,750)	(148,707)	(103,761)

According to the management, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.            Personnel Expenses:

At the each period end personnel expenses are detailed as follows:

	June	June
	2014	2013
	MCh$	MCh$

Salaries	98,867	93,675
Bonuses	44,681	37,836
Lunch and health benefits	11,946	11,389
Staff severance indemnities	4,567	4,390
Training expenses	1,287	1,340
Other personnel expenses	8,332	7,171
Total	169,680	155,801

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.            Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	June	June
	2014	2013
	MCh$	MCh$

General administrative expenses
Information Technology and communications	25,392	23,320
Maintenance and repair of property and equipment	14,349	13,870
Office rental	10,440	9,927
Securities and valuables transport services	5,123	4,756
Office supplies	3,796	4,899
Rent ATM area	3,696	3,730
External advisory services	3,110	2,898
Representation and transferring of personnel	2,400	2,023
Lighting, heating and other utilities	2,194	2,248
Legal and notary	1,825	1,850
Insurance premiums	1,678	1,713
P.O. box, mail and postage	1,202	1,268
Donations	1,017	1,073
Home delivery of products	969	759
Equipment rental	574	576
Fees for professional services	305	359
Other general administrative expenses	4,856	3,468
Subtotal	25,392	23,320

Outsources services
Credit pre-evaluation services	11,543	10,065
Data processing	3,857	3,591
External technological developments expenses	3,612	4,039
Certification and testing technology	2,447	2,435
Other	1,623	1,327
Subtotal	23,082	21,457

Board expenses
Board remunerations	1,085	1,026
Other Board expenses	154	188
Subtotal	1,239	1,214

Marketing expenses
Advertising	13,814	13,228
Subtotal	13,814	13,228

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	3,785	3,399
Real estate contributions	1,418	1,320
Patents	652	972
Other taxes	235	849
Subtotal	6,090	6,540
Total	127,151	121,176

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.            Depreciation, Amortization and Impairment:

(a)                       At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	June	June
	2014	2013
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16a)	9,029	9,748
Amortization of intangibles assets (Note No. 15b)	3,933	4,543
Total	12,962	14,291

(b)                       As of June 30, 2014 and 2013 the composition of impairment expenses is the following:

	June	June
	2014	2013
	MCh$	MCh$

Impairment
Impairment of Financial Instruments	—	—
Impairment of Properties and Equipment (Note No. 16a)	208	9
Impairment of Intangible Assets (Note No. 15b)	—	—
Total	208	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.            Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	June	June
	2014	2013
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,852	2,549
Other income	1	2
Subtotal	1,853	2,551

Release of provisions for contingencies
Country risk provisions	—	—
Provisions for credits abroad	—	—
Other provisions for contingencies	—	128
Subtotal	—	128

Other income
Rental income	3,912	3,174
Recovery from external branches	1,251	1,045
Expense recovery	922	1,007
Revaluation of prepaid monthly payments	420	13
Income from differences sale leased assets	207	598
Fiduciary and trustee commissions	94	89
Gain on sale of property and equipment	60	169
Foreign trade income	58	13
Income from sale of leased assets	11	1,620
Indemnities received	—	898
Others	1,678	816
Subtotal	8,613	9,442

Total	10,466	12,121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.            Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	June	June
	2014	2013
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	857	907
Expenses to maintain assets received in lieu of payment	202	215
Provisions for assets received in lieu of payment	52	5
Subtotal	1,111	1,127

Provisions for contingencies
Country risk provisions	1,855	1,761
Other provisions for contingencies	5,616	209
Subtotal	7,471	1,970

Other expenses
Provisions and charge-offs of other assets	6,980	1,786
Write-offs for operating risks	2,082	1,860
Operations expenses and charge-offs leasing	532	211
Credit cards administration	476	545
Provision for leased assets recoveries	200	208
Credit life insurance	80	198
Civil lawsuits	63	140
Loss in sale of property and equipment	—	2
Others	1,142	426
Subtotal	11,555	5,376

Total	20,137	8,473

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.            Related Party Transactions:

The related parties of the Bank and its subsidiaries include entities of the Bank’s corporate group; corporations which are the Bank’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the Bank, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Article 147 of the Companies Act, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, Article 84 of the Chilean Banking Act. stablishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                       Loans to related parties:

	Production Companies(*)		Investment Companies(**)		Individuals(***)		Total
	June	December	June	December	June	December	June	December
	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	291,495	287,500	41,026	70,004	1,325	1,199	333,846	358,703
Residential mortgage loans	—	—	—	—	18,792	16,911	18,792	16,911
Consumer loans	—	—	—	—	3,431	3,790	3,431	3,790
Gross loans	291,495	287,500	41,026	70,004	23,548	21,900	356,069	379,404
Provision for loan losses	(753)	(929)	(91)	(152)	(52)	(52)	(896)	(1,133)
Net loans	290,742	286,571	40,935	69,852	23,496	21,848	355,173	378,271

Off balance sheet accounts:
Guarantees	2,851	1,109	—	—	—	—	2,851	1,109
Letters of credits	4,824	3,390	—	—	—	—	4,824	3,390
Banks guarantees	24,379	23,172	473	1,599	—	—	24,852	24,771
Immediately available credit lines	67,452	58,023	4,622	9,519	10,505	10,165	82,579	77,707
Total off balance sheet account	99,506	85,694	5,095	11,118	10,505	10,165	115,106	106,977
Provision for contingencies loans	(45)	(34)	(2)	(1)	—	—	(47)	(35)
Off balance sheet account, net	99,461	85,660	5,093	11,117	10,505	10,165	115,059	106,942

Amount covered by Collateral
Mortgage	29,094	27,122	55	55	13,869	14,476	43,018	41,653
Warrant	—	—	—	—	—	—	—	—
Pledge	13	13	—	—	7	7	20	20
Others(****)	2,849	2,849	17,300	17,300	10	10	20,159	20,159
Total colateral	31,956	29,984	17,355	17,355	13,886	14,493	63,197	61,832

Acquired Instruments
For trading purposes	—	1,078	—	—	—	—	—	1,078
For investing purposes	—	—	—	—	—	—	—	—
Total acquired instruments	—	1,078	—	—	—	—	—	1,078

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                                Production companies are legal entities which comply with the following conditions:

i)              They engage in productive activities and generate a separable flow of income

ii)           Less than 50% of their assets are trading securities or investments

(**)                         Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)                  Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)           These guarantees correspond mainly to shares and other financial guarantees.

(b)                       Other assets and liabilities with related parties:

	June	December
	2014	2013
	MCh$	MCh$
Assets
Cash and due from banks	11,974	12,692
Derivative instruments	81,208	76,532
Other assets	2,551	2,847
Total	95,733	92,071

Liabilities
Demand deposits	118,156	123,223
Savings accounts and time deposits	456,250	233,172
Derivative instruments	93,591	85,694
Borrowings from financial institutions	126,984	192,682
Other liabilities	18,329	23,836
Total	813,310	658,607

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(c)                        Income and expenses from related party transactions (*):

	June		June
	2014		2013
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized

Interest and revenue expenses	12,457	10,059	8,995	8,573
Fees and commission income	25,266	17,196	24,921	14,730
Financial operating	48,664	59,057	68,270	98,438
Released or established of provision for credit risk	—	782	—	46
Operating expenses	—	41,011	—	37,366
Other income and expenses	289	9	273	19
Total	86,676	128,114	102,459	159,172

(*)    This detail does not correspond a Statement of Comprehensive Income for related party transactions, so assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)                       Related party contracts:

As part of a secondary offering by 6,700,000,000 ordinary shares of Banco de Chile held in the local and international market, dated January 28, 2014 Banco de Chile, as issuer, LQ Investments SA, as seller of the securities, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual SA - Cayman Branch, as underwriters, proceeded to sign a contract called Underwriting Agreement, pursuant to which LQ Investments SA sold to the underwriters a portion of such shares. Additionally, on that date Banco de Chile and LQ Investments SA agreed the terms and conditions under which Banco de Chile participated in the process.

There are no contracts entered during the period 2014 and 2013 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(e)                        Payments to key management personnel:

	June	June
	2014	2013
	MCh$	MCh$

Remunerations	1,865	1,769
Short-term benefits	3,722	3,093
Contract termination indemnity	613	18
Paid based on shares	—	—
Total	6,200	4,880

Composition of key personnel:

	N° of executives
	June	June
	2014	2013
Position
CEO	1	1
CEOs of subsidiaries	7	8
Division Managers	13	12
Total	21	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                               Related Party Transactions, continued:

(f)                                   Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	Junio 2014		Junio 2013		Junio 2014	Junio 2013	Junio 2014	Junio 2013	Junio 2014	Junio 2013	Junio 2014	Junio 2013
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	189	(*)	179	(*)	23	23	169	159	—	—	381	361
Andrónico Luksic Craig	77		74		4	5	—	—	—	—	81	79
Jorge Awad Mehech	26		25		11	11	69	54	—	—	106	90
Jorge Ergas Heymann	26		25		7	9	23	21	—	—	56	55
Jaime Estévez Valencia	26		25		11	10	54	47	—	—	91	82
Jean-Paul Luksic Fontbona	26		9		4	2	—	2	—	—	30	13
Gonzalo Menéndez Duque	26		25		11	8	58	56	—	—	95	89
Francisco Pérez Mackenna	26		25		11	11	29	30	—	—	66	66
Thomas Fürst Freiwirth	26		25		10	8	20	15	—	—	56	48
Rodrigo Manubens Moltedo	26		25		10	10	22	25	—	—	58	60
Jacob Ergas Ergas	—		—		—	—	4	2	—	—	4	2
Guillermo Luksic Craig	—		12		—	—	—	—	—	—	—	12
Other directors of subsidiaries	—		—		—	—	70	76	—	—	70	76
Total	474		449		102	97	518	487	—	—	1,094	1,033

(1)              Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$8 (MCh$8 as of June 30, 2013).

(*)              Includes a provision of MCh$110 (MCh$104 as of June 30, 2013) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$140 (MCh$136 as of June 30, 2013).

Travel and other related expenses amount to MCh$5 (MCh$45 as of June 30, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.            Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained into the Banco de Chile’s Fair Value Policy.

One of the most important definition in this framework is the Product Control Unit, hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                         Industry standards of fair value measurements

In the fair value calculation process, Banco de Chile uses standard methodologies; closing prices, discounted cash flows and option models, Black-Scholes models, in case of options. The input parameters are rates, prices and volatility levels for each term and market factor that can change the fair value of any instrument in the portfolio.

(ii)                      Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America terminals. This quote represents the price at which the instrument is frequently buy and sell in financial markets.

(iii)                   Valuation techniques

If there is not market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models require a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based in observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                               Fair Value of Financial Assets and Liabilities, continued:

(i)                         Fair value adjustments

Part of the fair value process consist in adjustment, Market Value Adjustments or MVA for short, to take into account two different market facts; bid/offer spreads and market factors liquidity. These adjustments are calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that in selling that position will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

The liquidity adjustment considers the relative size to the market of each position in the portfolio. This adjustment is intended to reflect the relative size of Banco de Chile and the deepness of the markets. For this adjustment, the size of each position, recent transaction in active markets and recently observed liquidity are taking into account.

(ii)                      Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event when significant differences were detected, these differences are scaled according to the amount of materiality for each grouping level, from a single report to the trader until a report to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kind of reports allows adequate control and consistency of the parameters used in the valuation, looking backwards revision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                               Fair Value of Financial Assets and Liabilities, continued:

(i)                         Judgmental analysis and information to Senior Management.

In particular no cases where there is no market quotations for the instrument, similar transaction prices or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required for operate this kind of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)     Fair value hierarchy

Banco de Chile and his subsidiaries, taken into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:                    Quoted market prices in an active market (that are unadjusted) for identical assets or liabilities that the Bank can access at the measurement date.

In this level are considered the following instruments: currency futures, Chilean central bank and treasury securities, mutual funds investments and equity.

For the Chilean central bank and treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of the market, assuring daily observable quotes.

For each and every one of these instruments exist daily observable market valuation parameters; internal rates of return and closing prices, respectively, therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, closing prices times the number of instruments is used for fair value calculations. For Chilean central bank and treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency; CLP or CLF.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    Valuation techniques whose inputs are other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. For instruments in this level the valuations is done based on inference from observable market parameters; quoted prices for similar instruments in active markets.

In this level are included the following inputs:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs other than quoted prices those are observable for the asset or liability.

d)             Inputs those are derived principally from or corroborated by observable market data.

This level is composed mostly by derivatives, currency and rate derivatives, bank’s debt securities, debt Chilean and foreign companies, made in Chile and abroad, mortgage claims, money market instruments and less liquid Chilean Central Bank and treasury securities.

For derivatives the fair value process depend upon his value is impacted by volatility as a relevant market factor; if is the case, Black-Scholes-Merton type of formula it is used. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves.

Level 3:                    Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable. This category also includes instruments that are valued based on quoted prices for similar instruments where adjustments or assumptions are needed to reflect the differences between them.

Instruments classified as level 3 correspond to Corporate Debt issued mainly Chilean and foreign companies, issued both in Chile and abroad.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

During the second quarter of this year, we have adopted the approach of considering Level 2 financial instruments whose input (originating from external suppliers) are corroborated by the market. It should be noted that to consider that an input is corroborated by the market, it must meet minimum standards to ensure the robustness of information (Back Testing). Until March 2014 this type of input was considered Level 3.

This change of position reclassifications involved the following information relating to the December 31, 2013

	Level 2			Level 3
	December 2013	Reclassification	Adjusted 2013	December 2013	Reclassification	Adjusted 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading from the Chilean Government and Central Bank	33,611	—	33,611	—	—	—
Other instruments issued in Chile	255,597	2,914	258,511	5,353	(2,914)	2,439
Instruments issued abroad	—	—	—	—	—	—
Mutual fund investments	—	—	—	—	—	—
Subtotal	289,208	2,914	292,122	5,353	(2,914)	2,439
Financial assets available-for-sale from the Chilean Government and Central Bank	422,533	—	422,533	—	—	—
Other instruments issued in Chile	714,747	219,353	934,100	296,327	(219,352)	76,975
Instruments issued abroad	—	32,307	32,307	33,986	(32,307)	1,679
Subtotal	1,137,280	251,660	1,388,940	330,313	(251,659)	78,654
Total	1,426,488	254,574	1,681,062	335,666	(254,573)	81,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

	Level 1		Level 2		Level 3		Total
	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading from the Chilean Government and Central Bank	86,728	31,326	76,200	33,611	—	—	162,928	64,937
Other instruments issued in Chile	5,960	1,034	216,500	258,511	1,309	2,439	223,769	261,984
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	31,725	66,213	—	—	—	—	31,725	66,213
Subtotal	124,413	98,573	292,700	292,122	1,309	2.439	418,422	393,134
Derivative contracts for trading purposes
Forwards	—	—	63,780	41,673	—	—	63,780	41,673
Swaps	—	—	438,835	291,429	—	—	438,835	291,429
Call Options	—	—	1,861	2,301	—	—	1,861	2,301
Put Options	—	—	457	600	—	—	457	600
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	504,933	336,003	—	—	504,933	336,003
Hedge accounting derivative contracts
Fair value hedge (Swap)	—	—	216	714	—	—	216	714
Cash flow hedge (Swap)	—	—	43,024	37,971	—	—	43,024	37,971
Subtotal	—	—	43,040	38,685	—	—	43,240	38,685
Financial assets available-for-sale (1) from the Chilean Government and Central Bank	92,879	163,875	436,994	422,533	—	—	529,873	586,408
Other instruments issued in Chile	—	—	827,943	934,099	72,520	76.975	900,463	1,011,074
Instruments issued abroad	42,601	42,236	14,721	32,307	1,849	1.679	59,171	76,222
Subtotal	135,480	206,111	1,279,658	1,388,939	74,369	78.654	1,489,507	1,673,704
Total	259,893	304,684	2,120,531	2.055.749	75,678	81.093	2,456,102	2,441,526

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	70,131	65,396	—	—	70,131	65,396
Swaps	—	—	478,290	343,467	—	—	478,290	343,467
Call Options	—	—	2,775	3,559	—	—	2,775	3,559
Put Options	—	—	1,224	705	—	—	1,224	705
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	552,420	413,127	—	—	552,420	413,127
Hedge derivative contracts
Fair value hedge (Swap)	—	—	25,731	25,324	—	—	25,731	25,324
Cash flow hedge (Swap)	—	—	2,991	6,681	—	—	2,991	6,681
Subtotal	—	—	28,722	32,005	—	—	28,722	32,005
Total	—	—	581,142	445,132	—	—	581,142	445,132

(1)                     As of June 30, 2014 90% of instruments of level 3 have denomination “Investment Grade”, meaning are assets with a classification BBB- or higher.  Also, 98% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                   Fair Value of Financial Assets and Liabilities, continued:

(c)                    Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of June 30, 2014
	Balance as of January 1, 2014	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer between Lever 1 and 2	Balance as of June 30, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,439	(1,130)	—	—	—	1,309
Subtotal	2,439	(1,130)	—	—	—	1,309

Available-for-Sale Instruments
Other instruments issued in Chile	76,975	2,000	526	(6,981)	—	72,520
Instruments issued abroad	1,679	104	66	—	—	1,849
Subtotal	78,654	2,104	592	(6,981)	—	74,369

Total	81,093	974	592	(6,981)	—	75,678

	As of December 31, 2013
	Balance as of January 1, 2013	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer between Lever 1 and 2	Balance as of December 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	—	1,038	—	1,401	—	2,439
Subtotal	—	1,038	—	1,401	—	2,439
Available-for- Sale Instruments
Other instruments issued in Chile	79,896	3,198	9	(6,128)	—	76,975
Instruments issued abroad	10,023	50	(77)	(8,317)	—	1,679
Subtotal	89,919	3,248	(68)	(14,445)	—	78,654

Total	89,919	4,286	(68)	(13,044)	—	81,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)         Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the sensitivity, by instrument, for instruments classified as level 3 to changes in key assumptions:

	As of June 30, 2014		As of December 31, 2013
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Financial assets available-for-Sale	1,309	(166)	2,439	(273)
	1,309	(166)	2,439	(273)
Available-for- Sale Instruments
Other instruments issued in Chile	72,520	(1,202)	76,974	(895)
Instruments issued abroad	1,849	(20)	1,679	(25)
Total	74,369	(1,222)	78,653	(920)

With the purpose to determine the sensitivity of the financial investments to changes in significant factors market, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observables in screens.  In the case of financial assets presented above table, which corresponds to bank bonds and corporate bonds, considering that these instruments do not have current prices or observables, was used as inputs prices, prices based on Non-Binding broker quotes or runs.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting.  The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                               Fair Value of Financial Assets and Liabilities, continued:

(e)                                  Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.  The estimated fair value is as follows:

	Book Value		Fair Value
	June	December	June	December
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	732,161	873,308	732,161	873,308
Transactions in the course of collection	390,327	374,471	390,327	374,471
Cash collateral on securities borrowed and reverse repurchase agreements	32,876	82,422	32,876	82,422
Subtotal	1,155,364	1,330,201	1,155,364	1,330,201
Loans and advances to banks
Domestic banks	69,970	99,976	69,970	99,976
Central Bank of Chile	370,992	600,581	370,992	600,581
Foreign banks	309,658	361,499	309,658	361,499
Subtotal	750,620	1,062,056	750,620	1,062,056
Loans to customers, net
Commercial loans	12,320,000	12,788,810	12,307,466	12,695,722
Residential mortgage loans	5,098,495	4,713,805	5,269,556	4,760,593
Consumer loans	2,973,489	2,886,418	2,998,531	2,914,188
Subtotal	20,391,984	20,389,033	20,575,553	20,370,503
Total	22,297,968	22,781,290	22,481,537	22,762,760

Liabilities
Current accounts and other demand deposits	6,141,163	5,984,332	6,141,163	5,984,332
Transactions in the course of payment	185,143	126,343	185,143	126,343
Cash collateral on securities lent and repurchase agreements	225,148	256,766	225,148	256,766
Savings accounts and time deposits	9,522,184	10,402,725	9,536,635	10,422,095
Borrowings from financial institutions	727,759	989,465	725,077	984,999
Other financial obligations	194,135	210,926	194,135	210,926
Subtotal	16,995,532	17,970,557	17,007,301	17,985,461
Debt Issued
Letters of credit for residential purposes	59,401	67,514	62,295	70,351
Letters of credit for general purposes	15,466	18,977	16,220	19,775
Bonds	4,017,432	3,533,462	3,995,370	3,446,571
Subordinate bonds	757,893	747,007	759,524	739,184
Subtotal	4,850,192	4,366,960	4,833,409	4,275,881
Total	21,845,724	22,337,517	21,840,710	22,261,342

The fair value of assets not presented at fair value in the Statement of Financial Position is derived from balance sheet stocks and cash flows that Banco de Chile expects to receive, discounted using the relevant market interest rate for each type of transaction. These lasts cash flows are obtained from regulatory reports, in particular the C40 report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                     Other assets and liabilities, continued

The C40 report contains cash flows, in future value, for assets and liabilities, by maturity and currency. For long term assets and liabilities, contractual cash flows are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. The discount rates used to calculate the present value for each type of asset and liability correspond to the marginal rates of each product, considering specific rates by currency and term to capture both the risk inherent to the term as well as the expected level of each currency.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

For loans, contractual cash flows and loan loss provisions are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. Consecutively, the loan loss provision, by type of asset, is subtracted from the present value to take into account the fact that the Bank has already model the estimate probability that his customers do not fulfill their obligations.

In the case of held to maturity investment, the fair value is based on market prices. The fair value of liabilities that do not have quoted market prices, it is based on discounted cash flows, using interest rates to similar terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                               Fair Value of Financial Assets and Liabilities, continued:

(f)                                   Offsetting of financial assets and liabilities

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows to Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. The Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), including other credit mitigating, such as margins about a certain threshold, early termination (optional or mandatory), coupon adjustment transaction over a certain threshold amount, etc.

Below are detail contracts susceptible to offset:

	Fair Value	Negative Fair Value of contracts with right to offset	Positive Fair Value of contracts with right to offset	Financial Collateral	Net Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets as of June 30, 2014	548,173	(67,759)	(128,646)	(19,591)	332,177

Derivative financial assets as of December 31, 2013	374,688	(42,315)	(116,095)	(31,651)	184,627

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.            Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of June 30, 2014 and December 31, 2013, respectively.  Trading and available-for-sale instruments are included at their fair value:

	As of June 30, 2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	732,161	—	—	—	—	—	732,161
Transactions in the course of collection	390,327	—	—	—	—	—	390,327
Financial Assets held-for-trading	418,422	—	—	—	—	—	418,422
Cash collateral on securities borrowed and reverse repurchase agreements	26,909	3,965	2,002	—	—	—	32,876
Derivative instruments	22,161	29,999	87,464	142,843	115,901	149,805	548,173
Loans and advances to banks(*)	562,018	15,572	160,474	13,273	—	—	751,337
Loans to customers(*)	3,173,913	1,731,296	3,871,956	4,466,039	2,229,751	5,441,574	20,914,529
Financial assets available-for-sale	336,236	51,424	535,495	86,468	92,742	387,142	1,489,507
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,662,147	1,832,256	4,657,391	4,708,623	2,438,394	5,978,521	25,277,332

	As of December 31, 2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	873,308	—	—	—	—	—	873,308
Transactions in the course of collection	374,471	—	—	—	—	—	374,471
Financial Assets held-for-trading	393,134	—	—	—	—	—	393,134
Cash collateral on securities borrowed and reverse repurchase agreements	58,429	12,250	11,743	—	—	—	82,422
Derivative instruments	15,374	21,074	53,595	94,914	86,438	103,293	374,688
Loans and advances to banks(*)	791,112	116,968	155,268	—	—	—	1,063,348
Loans to customers(*)	2,962,896	1,988,697	4,014,131	4,543,507	2,252,631	5,107,649	20,869,511
Financial assets available-for-sale	116,319	63,919	184,940	442,170	466,247	400,109	1,673,704
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,585,043	2,202,908	4,419,677	5,080,591	2,805,316	5,611,051	25,704,586

(*)         The respective provisions, which amount to MCh$522,545 (MCh$480,478 as of December 31, 2013) for loans to customers and MCh$717 (MCh$1,292 as of December 31, 2013) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                               Maturity of Assets and Liabilities, continued:

	As of June 30, 2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	6,141,163	—	—	—	—	—	6,141,163
Transactions in the course of payment	185,143	—	—	—	—	—	185,143
Cash collateral on securities lent and repurchase agreements	225,148	—	—	—	—	—	225,148
Savings accounts and time deposits(**)	4,648,596	2,457,687	2,177,527	50,985	247	39	9,335,081
Derivative instruments	21,865	32,927	90,100	155,860	100,819	179,571	581,142
Borrowings from financial institutions	49,548	82,843	359,064	236,304	—	—	727,759
Debt issued:
Mortgage bonds	4,237	4,832	11,627	23,746	14,144	16,281	74,867
Bonds	303,798	240,434	131,692	475,917	859,615	2,005,976	4,017,432
Subordinate bonds	1,826	2,641	35,503	167,825	49,961	500,137	757,893
Other financial obligations	147,073	919	4,206	8,194	13,028	20,715	194,135
Total liabilities	11,728,397	2,822,283	2,809,719	1,118,831	1,037,814	2,722,719	22,239,763

	As of December 31, 2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,984,332	—	—	—	—	—	5,984,332
Transactions in the course of payment	126,343	—	—	—	—	—	126,343
Cash collateral on securities lent and repurchase agreements	249,549	7,217	—	—	—	—	256,766
Savings accounts and time deposits(**)	4,875,437	2,193,563	2,948,201	207,347	135	31	10,224,714
Derivative instruments	26,750	37,008	95,582	96,757	67,742	121,293	445,132
Borrowings from financial institutions	99,553	359,752	262,574	267,586	—	—	989,465
Debt issued:
Mortgage bonds	4,554	4,966	13,534	27,826	16,095	19,516	86,491
Bonds	287,732	117,008	47,271	471,230	797,585	1,812,636	3,533,462
Subordinate bonds	1,560	2,476	34,865	162,382	47,890	497,834	747,007
Other financial obligations	161,053	901	4,948	8,736	13,503	21,785	210,926
Total liabilities	11,816,863	2,722,891	3,406,975	1,241,864	942,950	2,473,095	22,604,638

(***)                   Excluding term saving accounts, which amount to MCh$187,103 (MCh$178,011 as of December 31, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Subsequent Events:

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Condensed Consolidated Financial Statements of the Bank and its subsidiaries between June 30, 2014 and the date of issuance of these Interim Condensed Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Arturo Tagle Q. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2014

Banco de Chile

/s/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO